EXHIBIT 1

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 13

Management’s Discussion and Analysis

February 12, 2015

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	MCCSR	Minimum Continuing Capital and Surplus Requirements
AIF	Annual Information Form	MD&A	Management’s Discussion and Analysis
ASO	Administrative Services Only	MFS	MFS Investment Management
AUM	Assets Under Management	MPF	Mandatory Provident Fund
BIF	Business In-force	OCI	Other Comprehensive Income
CEO	Chief Executive Officer	OSFI	Office of the Superintendent of Financial Institutions
CFO	Chief Financial Officer	OTC	Over-the-counter
CGU	Cash Generating Unit	ROE	Return on Equity
CSF	Career Sales Force	SEC	United States Securities and Exchange Commission
DCAT	Dynamic Capital Adequacy Testing	SLEECS	Sun Life ExchangEable Capital Securities
EPS	Earnings Per Share	SLF Asia	Sun Life Financial Asia
FVTPL	Fair Value Through Profit or Loss	SLF Canada	Sun Life Financial Canada
GB	Group Benefits	SLF Inc.	Sun Life Financial Inc.
GRS	Group Retirement Services	SLF U.K.	SLF’s United Kingdom business unit
IASB	International Accounting Standards Board	SLF U.S.	Sun Life Financial United States
IFRS	International Financial Reporting Standards	SLGI	Sun Life Global Investments (Canada) Inc.
ISDA	International Swaps and Derivatives Association	Sun Life Assurance	Sun Life Assurance Company of Canada

How We Report Our Results

In this MD&A, SLF Inc. and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2014 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2014 is not available, information available for the latest period before December 31, 2014 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and our AIF for the year ended December 31, 2014. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States SEC in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in the Non-IFRS Financial Measures section of this document.

2014 Changes

In 2014, we made changes in the MD&A which we have summarized below. We have noted these changes in this MD&A where it is applicable. We began to report underlying net income (loss) to assist in explaining our underlying business performance. Underlying net income is in addition to operating net income and reported net income measures and is described in the Non-IFRS Financial Measures section. We began to report the sales and AUM of our joint ventures, which are non-IFRS financial measures, based on our proportionate equity interest in the joint ventures consistent with our IFRS accounting policy for joint ventures. Further, we began to include certain AUM in International in SLF U.S. In SLF U.S., the Group Benefits business unit was previously reported as Employee Benefits Group while International and In-force Management were previously reported together as Life and Investment Products. In SLF Canada, Individual Insurance & Wealth was previously reported as Individual Insurance & Investments.

Discontinued Operations

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed

14 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The purchase price adjustment was finalized in the first quarter of 2014 and resulted in no change to the loss on sale recorded in 2013.

We have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. In accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations beginning in the fourth quarter of 2012.

The discussion of our results in this document is of the Continuing Operations as there were no Discontinued Operations in 2014. Underlying ROE and operating ROE beginning in 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable. For additional information on the Discontinued Operations, refer to our 2014 and 2013 Annual Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the low interest rate environment, (ii) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals, (iii) statements concerning our 2015 operating income objectives and our 2015 operating return on equity objective (collectively, our “2015 financial objectives”), (iv) statements relating to productivity and expense initiatives, growth initiatives and other business objectives, (v) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Assumption Changes and Management Actions, Impact of the Low Interest Rate Environment, Risk Management, Capital Management and Critical Accounting Policies and Estimates and in Sun Life Financial Inc.’s 2014 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our 2015 financial objectives, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: business risks - economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company’s joint ventures; the impact of competition; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit and liquidity risks - the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks related to market liquidity; insurance risks - risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost and effectiveness of reinsurance; operational risks - breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations and third-party policies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 15

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2014, the Sun Life Financial group of companies had total assets under management of $734 billion.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. Our Corporate segment includes the operations of SLF U.K. and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our Annual Consolidated Financial Statements and Interim Consolidated Financial Statements.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2014, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

Leader in financial protection and wealth solutions in our Canadian home market

•

For the sixth year in a row, Canadians have voted Sun Life Financial the “Most Trusted Life Insurance Company” as part of the Reader’s Digest 2015 Trusted BrandTM awards program announced in January 2015.

•

Our Career Sales Force grew, for the seventh consecutive year, in terms of both sales power and productivity. The number of advisors, specialists and managers grew by 101 in 2014, reaching 3,929 at year end.

•

Individual Insurance & Wealth further consolidated its second place position in individual life markets and first place in fixed annuity wealth markets, as measured by LIMRA (as at September 30, 2014). Sales in insurance products grew 10% year-over-year while wealth sales were up 21%.

•

SLGI completed its fourth full year of operations with strong retail sales momentum and top performing funds. Sales grew 51% to $2.6 billion, driving client-managed assets under management to over $9.5 billion.

•

GB further extended its leadership position as the top group life and health benefits provider in Canada for the fifth consecutive year based on overall revenue according to the Fraser Group, 2014 Group Universe Report (based on revenue for the year ended December 31, 2013). Sales in GB were strong, up 37% year-over-year.

•

GRS, at 34% market share, continues to be ranked number one by Benefits Canada in total assets across all pension products, including DC Pension, DPSP, RRSP and TFSA. GRS sales were up 85% year-over-year, reaching almost $9 billion. Included in this amount were group annuity sales in the GRS Defined Benefit Solutions business of over $1 billion.

•	Pension rollover sales for the year were up 17% compared to the prior year, reaching $1.6 billion.

Premier global asset manager, anchored by MFS

•	Sun Life Financial’s AUM ended 2014 at a high of $734 billion, up 15% compared to 2013 due to currency, market movements and continued business growth.
•	MFS had AUM of US$431 billion at the end of 2014. Sales in 2014 have slowed compared to the record sales levels in 2013.
•

MFS’s long-term retail fund performance remains strong with 92% and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on five- and ten-year performance, respectively, as of the end of 2014.

•

Sun Life Investment Management Inc., our new third-party asset management company, began operations in the first quarter of 2014 by launching investment products that are available to Canadian institutional investors to bring our investment expertise in private fixed income, commercial mortgages and real estate and liability-driven investing to pension funds and other institutional investors in Canada.

•

During the third quarter, MFS announced the appointment of Michael Roberge as Co-CEO effective January 1, 2015, allowing MFS to build out its leadership team and giving Robert Manning, Chairman and Chief Executive Officer, the opportunity to focus on the firm’s overall strategic direction and key customer relationships.

Leader in U.S. group benefits and International high net worth solutions

•	The business in-force of our medical stop-loss increased 13% in the year, solidifying our position as a leading stop-loss writer in the U.S.
•

In our U.S. Group Benefits life and disability business, we adjusted pricing, invested in claims and service operations, and took expense actions to address profitability challenges. In addition, we enhanced the customer experience through several initiatives including a dedicated service center for small employers, streamlined processes for disability claims and improved billing processes.

16 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

•

We have been developing our distribution networks with our partners to assist companies and their employees who are looking to private exchanges to meet their needs in response to the Affordable Care Act. Sun Life’s employee benefits products and services are currently available through five private exchanges.

•

The International business continued to expand its distribution operations in 2014 while also optimizing its operations in existing geographies to focus on the most productive and profitable distribution relationships.

•

Dan Fishbein, M.D., was appointed President, SLF U.S. during the first quarter. Dan joined us from a leading insurer and brings strong leadership skills and group benefits expertise from his 25 years of experience in the industry.

Growing Asia through distribution excellence in higher growth markets

•

Sun Life of Canada (Philippines), Inc. achieved strong sales through our agency channel in 2014, with a growth of 16% from 2013, measured in local currency. The company has maintained its position as the leading life insurance company in the Philippines. According to figures released in the second quarter by the country’s Insurance Commission, our Philippines operation had the most premium income in 2013 among all insurers in the Philippines – almost tripling its premium income since 2010. Sun Life Grepa Financial, Inc., our bancassurance joint venture, was the fastest-growing insurance company in the Philippines in 2013 based on the same source.

•

Agency and total individual insurance sales in Hong Kong grew 25% and 12%, respectively, from 2013, measured in local currency. Sun Life Hong Kong Limited won four Lipper Fund Awards for fund performances in the Hong Kong Equity and Mixed Asset HKD Aggressive asset classes. Sun Life Hong Kong Limited won the Best Hong Kong Equity Fund at the Top Fund Awards 2014 conducted by Bloomberg Businessweek.

•

Indonesia grew individual insurance sales by 17% from 2013, measured in local currency, driven by strong sales in the agency and telemarketing channels in PT Sun Life Financial Indonesia, which grew sales 31% and 36% respectively from 2013.

•

Birla Sun Life Asset Management Company, our asset management joint venture in India, passed the 1 trillion Indian Rupees mark during 2014 and ended the year with AUM of C$21.5 billion, of which C$10.5 billion is reported in our AUM.

•

Our Malaysia insurance joint venture Sun Life Malaysia completed its second year of operation in 2014 with individual insurance sales representing 7% of total SLF Asia sales, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

In targeting these four pillars of growth, we are focused on products that have superior growth characteristics, strong product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. The maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.
•	Innovation – We listen to our customers to provide them with a better experience through innovative products and exceptional service.

Corporate Developments and Actions

The following developments and actions occurred since January 1, 2014.

Investment Management

In April 2014, Sun Life Investment Management Inc., our new third-party asset management company, began operations by launching investment products that are available to Canadian institutional investors to bring our investment expertise in private fixed income, commercial mortgages, real estate and liability-driven investing to pension funds and other institutional investors in Canada.

Common Share Dividend Activity

In 2014, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2013. In 2014, SLF Inc. issued approximately 2.2 million shares from treasury under its Canadian Dividend Reinvestment and Share Purchase Plan.

Share Repurchase Program

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program.

Financing Arrangements

On March 31, 2014, SLF Inc. redeemed all of its outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”) in accordance with the redemption terms attached to the Debentures and on June 30, 2014, SLF Inc. redeemed all of its $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R.

On May 13, 2014, SLF Inc. issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 17

Outlook

In 2014, the global economy continued its modest and uneven growth, with GDP growth just slightly above the rate achieved in 2013. Canada, the U.S. and the U.K. were the strongest performers amongst developed countries. Europe and Japan remained under pressure and the rate of growth in China declined. Oil prices have fallen by approximately 50% since June 2014. While this has positive implications for consumer spending, energy-related companies and regions are under pressure. Despite lower commodity prices, Canada’s 2014 growth improved from 2013 and household debt burden started to moderate from record levels. However, consumer debt remained a major concern for the Bank of Canada. Equity markets in North America performed well in 2014 but other developed markets were disappointing. Monetary policies around the globe continue to be supportive, but global central bank policies have started to diverge. Quantitative easing has ended in the U.S while Japan, China and Europe continue to be accommodative. The Bank of Canada announced a rate cut in January 2015, reflecting its concern about weak energy prices and prospective effects on growth, which suggests it is prepared to do more if required. Inflation is low in most countries with Europe in particular concerned about deflation. The period of historically low interest rates continues and could persist for some time, creating challenges for insurers including lower investment yields, increased hedge costs and reduced new business profitability.

We continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and modest economic growth continues to drive the demand for greater security and protection of retirement savings. We are responding to this demand with retirement income solutions across various distribution and technology platforms. We continue to observe the shift in responsibility for funding health and retirement needs from governments and employers to individuals, which has created new opportunities for group and voluntary benefits including the medical stop-loss insurance market in the U.S. We continue to target higher growth markets in Asia, where we are present in seven markets. With the younger populations and rapidly growing middle class in Asian markets, demand for protection and wealth accumulation products continues to increase. All of these trends support demand for the pension, savings and health care solutions provided by life insurance companies. Volatile equity markets have resulted in the demand for sophisticated investment and risk management solutions through asset management products. We believe that global asset management companies, with their greater scale and scope of product offerings, will continue to thrive in this environment.

Financial Objectives

In March 2012, we announced financial objectives for 2015. Following the sale of our U.S. Annuity business in 2013, we updated those 2015 financial objectives to reflect the impact of the sale. The resultant 2015 financial objectives are to achieve an operating net income of $1.85 billion and operating ROE of 12%-13%. In 2014, we made strong progress against these objectives as our operating net income was $1,920 million and our operating ROE was 12.2%.

In 2015, we expect to update these financial objectives. In addition, in 2015, we expect to revisit the level of dividends on SLF Inc.’s common shares to maintain our target dividend payout ratio of 40%-50% provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Our dividends are subject to the approval of the Company’s Board of Directors at each quarter. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The 2015 financial objectives referred to above are based on the following assumptions:

(i)	a steady rise in the annual level of key equity market indices by approximately 8% per annum (excluding dividends);
(ii)	a gradual increase in North American interest rates across the yield curve;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar; and
(v)	other key assumptions include: no material changes in capital rules; no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the ultimate reinvestment rate and economic scenario generator; no significant changes to our effective tax rate; and no material accounting standard changes.

The Company’s operating ROE is dependent upon our capital levels and options for deployment of any excess capital.

The statements concerning our 2015 financial objectives and dividends are forward-looking and are based on the assumptions set out above and subject to the risk factors described under Forward-looking Statements. Our 2015 financial objectives do not constitute guidance. We expect to exceed our 2015 operating net income objective, however, our results could differ materially from our objectives based on the assumptions discussed above.

18 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Financial Highlights

($ millions, unless otherwise noted)	2014	2013	2012
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	1,920	1,943	1,479
Reported net income (loss) from Continuing Operations	1,762	1,696	1,374
Underlying net income (loss) from Continuing Operations(1)	1,816	1,581	1,271
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	3.13	3.21	2.49
Reported EPS from Continuing Operations (diluted)	2.86	2.78	2.29
Underlying EPS from Continuing Operations (diluted)(1)	2.96	2.61	2.14
Reported basic EPS from Continuing Operations ($)	2.88	2.81	2.32
Combined Operations
Net income (loss)
Reported net income (loss) from Continuing Operations	1,762	1,696	1,374
Reported net income (loss) from Discontinued Operations	–	(754)	180
Reported net income (loss) from Combined Operations	1,762	942	1,554
Operating net income (loss) from Combined Operations(1)	1,920	2,143	1,679
Reported EPS ($)
Reported EPS from Combined Operations (diluted)	2.86	1.55	2.59
Reported EPS from Combined Operations (basic)	2.88	1.56	2.62
Dividends per common share	1.44	1.44	1.44
Dividend payout ratio(2)	50%	93%	56%
Dividend yield	3.7%	4.6%	6.3%
MCCSR ratio(3)	217%	219%	209%
Return on equity (%)(4)
Operating ROE(1)(4)	12.2%	14.8%	12.5%
Underlying ROE(1)(4)	11.6%	n/a	n/a
Premiums and deposits
Net premium revenue	9,996	9,639	8,247
Segregated fund deposits	9,249	8,470	6,935
Mutual fund sales(1)(5)	66,619	65,030	47,591
Managed fund sales(1)	29,868	39,965	43,851
ASO premium and deposit equivalents(1)	6,748	5,973	5,737
Total premiums and deposits(1)(5)	122,480	129,077	112,361
Assets under management(6)(8)
General fund assets	139,419	123,390	133,171
Segregated fund assets	83,938	76,141	92,655
Mutual fund assets(1)	240,397	199,925	142,569
Managed fund assets and other AUM(1)	270,688	240,381	164,471
Total AUM(1)(6)	734,442	639,837	532,866
Capital(8)
Subordinated debt and innovative capital instruments(7)	2,865	3,099	3,436
Participating policyholders’ equity	141	127	128
Total shareholders’ equity(8)	18,731	17,227	16,418
Total capital	21,737	20,453	19,982
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Based on reported net income from Combined Operations in 2013 and 2012. See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.
(3)	MCCSR ratio of Sun Life Assurance.
(4)	Underlying ROE and operating ROE beginning in 2014 are prepared based on the Continuing Operations. Operating ROE in prior periods is based on the Combined Operations.
(5)	Beginning in 2014, we have included the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated.
(6)	Beginning in 2014, the results of our joint ventures have been included based on our proportionate equity interest. In 2014 we have begun to include AUM in International in SLF U.S. Prior periods have not been restated.
(7)	Innovative capital instruments consists of SLEEC Securities which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in this MD&A.
(8)	Balances as at December 31, 2012 include the Discontinued Operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 19

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Beginning in 2014, we are reporting underlying net income (loss) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013. Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading 2014 Consolidated Results of Operations in the Financial Performance section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the prices of in-force products, new or revised reinsurance on in-force business or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible securities.

Other non-IFRS financial measures that we use include adjusted revenue, ASO premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM ,assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

20 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss) operating EPS and underlying EPS, and provide a reconciliation to our reported net income (loss) and reported EPS based on IFRS for 2014, 2013 and 2012. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2014 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2014 Performance.

Reconciliation of Select Net Income Measures

($ millions, unless otherwise noted)	2014	2013	2012
Reported net income from Continuing Operations	1,762	1,696	1,374
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	38	(7)
Fair value adjustments on share-based payment awards at MFS	(125)	(229)	(94)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(27)	–
Restructuring and other related costs	(26)	(29)	(4)
Total adjusting items	(158)	(247)	(105)
Operating net income from Continuing Operations	1,920	1,943	1,479
Net equity market impact	44	76	104
Net interest rate impact	(179)	86	(214)
Net increases (decreases) from changes in the fair value of real estate	12	30	62
Market related impacts	(123)	192	(48)
Assumption changes and management actions	227	170	221
Other items	–	–	35
Total adjusting items	104	362	208
Underlying net income	1,816	1,581	1,271
Reported EPS from Continuing Operations (diluted) ($)	2.86	2.78	2.29
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.01)	0.06	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	(0.21)	(0.38)	(0.16)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	–	(0.05)	–
Restructuring and other related costs ($)	(0.04)	(0.05)	–
Impact of convertible securities on diluted EPS ($)	(0.01)	(0.01)	(0.03)
Operating EPS from Continuing Operations (diluted) ($)	3.13	3.21	2.49
Market related impacts ($)	(0.20)	0.32	(0.08)
Assumption changes and management actions ($)	0.37	0.28	0.37
Other items	–	–	0.06
Underlying EPS from Continuing Operations (diluted) ($)	2.96	2.61	2.14

Reconciliation of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	2014	2013	2012
Reported net income (loss) from Combined Operations	1,762	942	1,554
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	38	(7)
Fair value adjustments on share-based payment awards at MFS	(125)	(229)	(94)
Loss on the sale of our U.S. Annuity Business	–	(695)	–
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(235)	–
Restructuring and other related costs	(26)	(80)	(18)
Goodwill and intangible asset impairment charges	–	–	(6)
Total adjusting items	(158)	(1,201)	(125)
Operating net income (loss) from Combined Operations	1,920	2,143	1,679

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively. Underlying ROE and operating ROE beginning in 2014 are prepared based on the Continuing Operations. Operating ROE in 2013 and 2012 is based on the Combined Operations. The 2013 and 2014 ROEs are calculated on a different basis, therefore the ROEs are not comparable given the change in the composition of the business.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 21

Adjusted revenue. This measure adjusts revenue for the impact of: (i) the effects of exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) excluding Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) excluding reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue in disclosures prior to 2014 also removed from revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods. Adjusted revenue has been restated as appropriate to conform with the reclassification of foreign exchange gains (losses) to Fair value and foreign currency changes on assets and liabilities as described in Note 5 of our 2014 Annual Consolidated Financial Statements.

($ millions)	2014	2013	2012
Revenues	25,764	13,874	17,559
Constant currency adjustment	736	–	(237)
FV adjustment	6,172	(4,220)	1,669
Reinsurance in SLF Canada’s GB operations adjustment	(4,565)	(4,431)	(4,298)
Adjusted revenue	23,421	22,525	20,425

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits in disclosures prior to 2014 also removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Prior periods have been restated to reflect this change. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	2014	2013	2012
Premiums and deposits	122,480	129,077	112,361
Constant currency adjustment	6,766	–	(2,515)
Reinsurance in SLF Canada’s GB operations adjustment	(4,565)	(4,431)	(4,298)
Adjusted premiums and deposits	120,279	133,508	119,174

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Financial Performance

2014 Consolidated Results of Operations

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Net Income

Our reported net income from Continuing Operations was $1,762 million for 2014, compared to $1,696 million in 2013. Operating net income from Continuing Operations was $1,920 million for 2014, compared to $1,943 million in 2013. Underlying net income from Continuing Operations was $1,816 million, compared to $1,581 million in 2013.

Our reported net loss from Discontinued Operations was $754 million in 2013, reflecting the disposition of our U.S. Annuity Business, resulting in a reported net income from Combined Operations of $942 million in 2013.

22 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Operating ROE and underlying ROE for 2014 were 12.2% and 11.6%, respectively, on a Continuing Operations basis. Operating ROE for 2013 was 14.8% on a Combined Operations basis. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2014 and 2013.

($ millions, after-tax)	2014	2013
Reported net income	1,762	1,696
Certain hedges that do not qualify for hedge accounting in SLF Canada	(7)	38
Fair value adjustments on share-based payment awards at MFS	(125)	(229)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	–	(27)
Restructuring and other related costs(2)	(26)	(29)
Operating net income(3)	1,920	1,943
Equity market impact
Net impact from equity market changes	45	84
Net basis risk impact	(1)	(8)
Net equity market impact(4)	44	76
Interest rate impact
Net impact from interest rate changes	(195)	203
Net impact of decline in fixed income reinvestment rates	–	(86)
Net impact of credit spread movements	(5)	(10)
Net impact of swap spread movements	21	(21)
Net interest rate impact(5)	(179)	86
Net increases (decreases) from changes in the fair value of real estate	12	30
Market related impacts	(123)	192
Assumption changes and management actions(6)	227	170
Underlying net income(3)	1,816	1,581
Impact of other notable items on our net income:
Experience related items(7)
Impact of investment activity on insurance contract liabilities	125	76
Mortality/morbidity	(118)	(3)
Credit	48	53
Lapse and other policyholder behaviour	(44)	(50)
Expenses	(100)	(84)
Other	8	(46)
Other items(8)	29	61
(1)	Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.
(2)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(3)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4)	Net equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(5)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(6)	For additional information see the Assumption Changes and Management Actions section.
(7)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(8)	In 2014, Other items is comprised of non-recurring tax benefits pertaining to SLF U.K. and MFS. In 2013, Other items includes tax-related items in SLF U.K., SLF Canada, Corporate and Hong Kong, as well as reduced accrued compensation costs in MFS.

Our reported net income from Continuing Operations for 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. Operating net income from Continuing Operations for 2013 excluded the net impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. The net impact of these items reduced reported net income from Continuing Operations by $158 million in 2014, compared to a reduction of $247 million in 2013. In addition, our operating net income from Continuing Operations for the year ended December 31, 2014 increased by $94 million as a result of movements in foreign exchange rates relative to the average exchange rates in 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 23

Our underlying net income from Continuing Operations for 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•	the unfavourable impact of market related items as outlined in the preceding table of $123 million in 2014 compared to a favourable impact of $192 million in 2013; and
•

the favourable impact of assumption changes and management actions of $227 million in 2014 compared to a favourable impact of $170 million in 2013. Assumption changes and management actions in 2013 included $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information for 2014 can be found under the Assumption Changes and Management Actions section of this document.

The net impact of these items increased operating net income by $104 million in 2014, compared to an increase of $362 million in the same period in 2013.

Net income from Continuing Operations in 2014 also reflected gains from investment activity on insurance contract liabilities, favourable credit experience and business growth. This was partially offset by unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience.

Net income from Continuing Operations in 2013 also reflected unfavourable impacts from lapse and policyholder behaviour experience, expenses and other experience items, partially offset by positive investment activity on insurance contract liabilities and credit experience.

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $734.4 billion as at December 31, 2014, compared to $639.8 billion AUM as at December 31, 2013. The increase in AUM of $94.6 billion between December 31, 2014 and December 31, 2013 resulted primarily from:

(i)	an increase of $47.2 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $26.9 billion;
(iii)	other business growth of $8.4 billion;
(iv)	an increase of $6.2 billion from the change in value of FVTPL assets and liabilities; and
(v)	net sales of mutual, managed and segregated funds of $5.3 billion.

General fund assets were $139.4 billion at December 31, 2014, up $16.0 billion from December 31, 2013. The increase in general fund assets was primarily attributable to:

(i)	an increase of $6.2 billion from the change in value of FVTPL assets and liabilities;
(ii)	business growth of $5.3 billion; and
(iii)	an increase of $4.5 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $83.9 billion as at December 31, 2014, compared to $76.1 billion as at December 31, 2013. The increase in segregated fund assets was primarily due to favourable market movement of $6.8 billion and currency impact of $0.7 billion and net sales of $0.3 billion.

Mutual funds, managed funds and other AUM increased to $511.1 billion, $70.8 billion higher than as at December 31, 2013. The increase was mainly driven by positive currency impact of $42.0 billion, favourable market movements of $20.2 billion, net sales of $4.9 billion and other business growth of $3.1 billion.

Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $95.2 billion as at December 31, 2014 increased by $11.8 billion compared to December 31, 2013, mainly due to impact from foreign exchange movements and changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $18.7 billion as at December 31, 2014, compared to $17.2 billion as at December 31, 2013. The $1.5 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1,873 million in 2014, before preferred share dividends of $111 million;
(ii)	an increase of $663 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	net unrealized gains on AFS assets in other comprehensive income (“OCI”) of $219 million; and
(iv)	proceeds of $91 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $71 million from stock option transactions; partially offset by
(v)	common share dividend payments of $869 million;
(vi)	redemption of preferred shares of $250 million;
(vii)	changes in liabilities for defined benefit plans of $137 million; and
(viii)	common share repurchases of $39 million.

Revenue

Revenue includes (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and currency changes on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

24 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Revenue ($ millions)	2014	2013	2012
Premiums
Gross
Life insurance	7,003	6,882	6,096
Health insurance	5,916	5,451	5,066
Annuities	2,580	2,739	2,253
	15,499	15,072	13,415
Ceded
Life insurance	(1,698)	(1,785)	(1,764)
Health insurance	(3,803)	(3,646)	(3,401)
Annuities	(2)	(2)	(3)
	(5,503)	(5,433)	(5,168)
Net premium revenue	9,996	9,639	8,247
Net investment income (loss)
Interest and other investment income(1)	4,941	4,594	4,489
Fair value and foreign currency changes on assets and liabilities(1)	6,172	(4,220)	1,669
Net gains (losses) on AFS assets	202	145	126
	11,315	519	6,284
Fee income	4,453	3,716	3,028
Total revenue	25,764	13,874	17,559
Adjusted revenue(2)	23,421	22,525	20,425
(1)	In prior years, foreign exchange gains (losses) have been reclassified from Interest and other investment income to be consistent with current year presentation.
(2)	Represents a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures. Prior periods have been restated as described in Non-IFRS Financial Measures.

Revenue of $25.8 billion in 2014 was up $11.9 billion from revenue of $13.9 billion in 2013. The increase was primarily driven by net gains from changes in FVTPL assets and liabilities and currency impact from the weakening Canadian dollar. The weakening of the Canadian dollar relative to average exchange rates in 2013 increased revenue by $986 million. Adjusted revenue in 2014 was $23.4 billion, an increase of $0.9 billion from 2013. The increase in adjusted revenue was primarily attributable to increased premium revenue in SLF Canada, higher fee income from MFS and higher investment income.

Gross premiums were $15.5 billion in 2014, up from $15.1 billion in 2013. The increase of $0.4 billion in gross premiums was primarily driven by increases in Individual Insurance & Wealth, GB and GRS in SLF Canada and stop loss business in SLF U.S., partially offset by decreases in SLF U.K. and international businesses in SLF U.S.

Ceded premiums in 2014 were $5.5 billion, largely unchanged from 2013. The increase of $0.1 billion was primarily attributable to increases from GB in SLF Canada. The impact of the ceded premiums in 2014 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statements of Operations.

Net investment income in 2014 was $11.3 billion, up $10.8 billion from $0.5 billion in 2013. The increase in net investment income was primarily due to net gains in the fair value of FVTPL assets and liabilities compared to net losses in the prior year, across the Company.

Fee income was $4.5 billion in 2014, compared to $3.7 billion in 2013. The increase was driven by increased fee income in MFS due to higher average net asset levels compared to 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 25

Premiums and Deposits

Premiums and deposits were $122.5 billion in 2014, compared to $129.1 billion in 2013. Adjusted premiums and deposits of $120.3 billion in 2014 decreased $13.2 billion compared to 2013. In both cases, the decrease was largely driven by lower fund sales in MFS, India and the Philippines, partially offset by increased net premium revenue, segregated fund deposits and ASO premium and deposit equivalents in GRS and higher SLGI mutual fund sales in SLF Canada. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

($ millions)	2014	2013	2012
Premiums and Deposits
Net premium revenue	9,996	9,639	8,247
Segregated fund deposits	9,249	8,470	6,935
Mutual fund sales(1)(2)	66,619	65,030	47,591
Managed fund sales(1)	29,868	39,965	43,851
ASO premium and deposit equivalents(1)	6,748	5,973	5,737
Total premiums and deposits(1)(2)	122,480	129,077	112,361
Adjusted premiums and deposits(1)(2)(3)	120,279	133,508	119,174
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Beginning in 2014, we have included the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated.
(3)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures. Prior periods have been restated as described in Non-IFRS Financial Measures.

Net life, health and annuity premiums were $10.0 billion in 2014, up $0.4 billion from 2013. The weakening of the Canadian dollar relative to average exchange rates in 2013 increased net premiums by $345 million.

Segregated fund deposits were $9.2 billion in 2014, compared to $8.5 billion in 2013. The change was largely attributable to increase in GRS in SLF Canada.

Sales of mutual funds and managed funds were $96.5 billion in 2014, compared to $105.0 billion in 2013, mainly driven by lower sales in MFS, India and the Philippines, partially offset by higher SLGI mutual fund sales in SLF Canada.

Sales

($ millions)	2014	2013	2012
Life and health sales(1)
SLF Canada(2)	843	670	629
SLF U.S.(3)	774	812	621
SLF Asia(4)	451	398	312
Total life and health sales	2,068	1,880	1,562
Wealth sales(1)
SLF Canada(2)	13,791	8,805	8,075
SLF U.S.(3)	935	1,014	695
SLF Asia(5)	5,648	5,851	5,024
Total (excluding MFS)	20,374	15,670	13,794
MFS	91,112	98,811	86,244
Total wealth sales	111,486	114,481	100,038
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	SLF Canada life and health sales include sales of individual insurance and group benefits products. SLF Canada wealth sales include sales of individual wealth products and sales in GRS. Also included in SLF Canada wealth sales are sales from Sun Life Investment Management Inc. of $25 million in 2014.
(3)	Beginning in the first quarter of 2014, SLF U.S. life and health sales include sales by Group Benefits and individual life sales by International. SLF U.S. wealth sales include investment product sales in International. Life and health sales in prior periods have been restated.
(4)	Includes the individual life and health sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam based on our proportionate equity interest. Prior periods have been restated to reflect this change.
(5)	Includes Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. Prior periods have been restated to reflect this change.

Total Company life and health sales were $2,068 million in 2014, compared to $1,880 million in 2013.

•	SLF Canada life and health sales were $843 million in 2014, compared to $670 million in 2013, primarily due to higher sales in Group Benefits
•	SLF U.S. life and health sales were $774 million in 2014, down $38 million from 2013, driven by lower sales in both Group Benefits and individual insurance in International
•	SLF Asia life and health sales were $451 million in 2014, compared to $398 million in 2013, mainly reflecting strong sales growth in all regions except India and Vietnam

Total Company wealth sales were $111.5 billion in 2014, compared to $114.5 billion in 2013.

•	SLF Canada wealth sales were $13.8 billion in 2014, compared to $8.8 billion in 2013, reflecting higher sales in Individual Wealth and GRS
•	SLF U.S. wealth sales were $0.9 billion in 2014, compared to $1.0 billion in 2013, due to lower investment product sales in International

26 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

•

SLF Asia wealth sales were $5.6 billion in 2014, down $0.3 billion compared to 2013, primarily driven by decreased fund sales in India and lower mutual fund sales in the Philippines, partially offset by higher individual wealth sales in China and increased MPF sales in Hong Kong

•	MFS gross sales were $91.1 billion in 2014, compared to $98.8 billion in 2013, mainly attributable to lower managed fund sales

Benefits and Expenses

Total benefits and expenses were $23.4 billion in 2014, up $11.6 billion from $11.8 billion in 2013.

($ millions)	2014	2013
Benefits and Expenses
Gross claims and benefits paid	12,816	11,876
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	3,592	(6,471)
Commissions	1,889	1,669
Operating expenses	4,537	4,139
Other(2)	557	569
Total benefits and expenses	23,391	11,782
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2014 were $12.8 billion, up $0.9 billion from 2013 primarily as a result of higher claims and benefits paid in SLF Canada’s Individual Insurance & Wealth and GRS, and SLF U.S.’s group and in-force businesses.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $3.6 billion, increased by $10.1 billion over 2013. The change was primarily attributable to an increase in the fair value of FVTPL assets supporting insurance contract liabilities in SLF Canada, U.S., Asia and U.K., partially offset by higher reinsurance recoveries in SLF Canada and U.S.

Commission expenses of $1.9 billion in 2014 were up $0.2 billion from 2013. The increase was mainly attributable to SLF Canada’s Individual Insurance & Wealth, Group Benefits in SLF U.S. and MFS.

Operating expenses of $4.5 billion in 2014 were $0.4 billion higher than 2013. Expenses increased primarily as a result of increases in SLF Canada’s Individual Insurance & Wealth and GRS, MFS and SLF Asia. Additional information on operating expenses can be found in Note 19 in our 2014 Annual Consolidated Financial Statements.

Other expenses of $0.6 billion were largely unchanged from 2013.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2014, the net impact of assumption changes and management actions resulted in an increase of $227 million to reported and operating net income from Continuing Operations. In 2013, the net impact of assumption changes and management actions resulted in an increase of $170 million to operating net income from Continuing Operations and increase of $139 million to reported net income from Continuing Operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 27

2014 Assumption Changes and Management Actions by Type

2014	Full year
($ millions, after-tax)	Impact on net income	Comments

Mortality/morbidity	(382)	Updates to reflect recent experience. Includes $347 million relating to changes to future mortality improvement assumptions discussed below.
Lapse and other policyholder behaviour	(207)	Updates to reflect recent lapse and premium persistency experience across various product lines and various jurisdictions.

Expense	(4)	Updates to reflect recent experience.

Investment returns	147	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements and other	102	Reflects modelling enhancements across various product lines and jurisdictions.
Economic reinvestment assumption changes	378	Reflects changes to Canadian actuarial standards of practice which became effective in 2014 discussed below.

Future funding cost liability release	193	Reflects increased certainty of U.S. regulatory requirements related to captive arrangements as discussed below.
Total impact on net income(1)	227
(1)	Assumption changes and management actions is an adjustment to arrive at underlying income described under the Net Income heading of this section.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2014 Annual Consolidated Financial Statements.

We had three notable assumption changes and management actions in the fourth quarter of 2014 that were previously disclosed in the third quarter of 2014 which are discussed below.

The Actuarial Standards Board has made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. The net impact of these changes resulted in an increase of $378 million to reported and operating net income.

We increased our assumed rates of future mortality improvement in the valuation of our insurance contract liabilities in light of emerging trends in population mortality improvement and evolving best practices. The net impact of this change resulted in a decrease of $347 million to reported and operating net income.

In the fourth quarter of 2013, we restructured internal reinsurance arrangements related to our closed block of individual universal life insurance products with no-lapse guarantee benefits in SLF U.S. In our 2013 annual MD&A, we indicated that we expected insurance contract liabilities related to estimated future funding costs to be released as the regulatory environment becomes more certain. During the fourth quarter of 2014, the National Association of Insurance Commissioners adopted a new guideline on certain captive financing arrangements that provided increased certainty about these arrangements. We have therefore released the insurance contract liabilities related to estimated future funding costs, as these costs are no longer expected to be incurred. The net impact was an increase of $193 million to reported and operating net income. The annual contribution to net income from this restructuring, disclosed in our 2013 annual MD&A as $15 million to $20 million, will not apply to future years.

Impact of the Low Interest Rate Environment

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have been low in recent years relative to historic levels.

A prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

The statements concerning the impact of the low interest rate environment to us are forward-looking.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2014. No impairment charges were taken as a result of this testing in 2014. There were no impairment charges in 2013.

28 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Income Taxes

In 2014, we had an income tax expense of $491 million on reported net income before taxes from Continuing Operations of $2,373 million, which resulted in an effective income tax rate of 20.7%. This compares to an income tax expense of $283 million on reported net income before taxes from Continuing Operations of $2,092 million and an effective income tax rate of 13.5% in 2013.

In 2014, we had an income tax expense of $494 million on our operating net income before taxes from Continuing Operations of $2,586 million, representing an effective income tax rate of 19.1%. This compares to an income tax expense of $359 million on operating net income before taxes from Continuing Operations of $2,464 million and an effective income tax rate of 14.6% in 2013.

The Company’s Canadian statutory tax rate was 26.5% in both 2014 and 2013. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

In 2014 our effective tax rate calculated on operating basis was favourably impacted by adjustments in various tax jurisdictions primarily resulting from resolution of uncertain tax positions, closure of taxation years and finalization of prior years’ income tax returns. Our effective tax rate also benefited from non-recurring tax impacts in the U.K. and MFS related to previously unrecognized tax losses and credits recorded primarily in the third quarter.

Our effective tax rate in 2013 was below the expected range primarily due to a tax benefit of $79 million in relation to the restructuring of an internal reinsurance arrangement. During 2013, we also recorded a benefit of $26 million resulting from recognition of previously unrecognized tax losses in SLF U.K. These benefits were partially offset by the impact of rate reductions enacted in the United Kingdom and adjustments to taxes related to prior years.

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, Investment Income Tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2014	2013
Income tax expense	491	283
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	227	212
Payroll taxes	113	102
Property taxes	129	128
Goods and services tax (GST), harmonized tax (HST) and other sales taxes	81	74
Business taxes and other	11	11
Total indirect taxes	561	527
Total taxes	1,052	810
Reported effective tax rate	20.7%	13.5%
Total taxes as a percentage of net income before deduction of total taxes	35.9%	30.9%
(1)	Premium taxes include Investment Income Tax.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange rate	Quarterly					Full year

	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	2014	2013
Average
U.S. Dollar	1.136	1.088	1.090	1.102	1.049	1.104	1.030
U.K. Pounds	1.797	1.817	1.835	1.824	1.698	1.818	1.611
Period end
U.S. Dollar	1.162	1.120	1.067	1.105	1.062	1.162	1.062
U.K. Pounds	1.809	1.815	1.824	1.841	1.758	1.809	1.758

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2014, our

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 29

operating net income from Continuing Operations increased by $33 million as a result of movements in foreign exchange rates relative to the fourth quarter of 2013. For the year ended December 31, 2014, our operating net income from Continuing Operations increased by $94 million as a result of movements in foreign exchange rates relative to the prior year.

Fourth Quarter 2014 Performance

The following table sets out the differences between reported net income (loss), our operating net income (loss) and underlying net income (loss) by business segment. Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

	Q4 2014						Q4 2013

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total	Total
Reported net income (loss)	117	168	157	62	(2)	502	571
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	(6)	–	–	–	–	(6)	17
Fair value adjustments on share-based payment awards	–	–	1	–	–	1	(76)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	–	–	–	(5)
Restructuring and other related costs	–	–	–	–	(4)	(4)	(7)
Goodwill and intangible asset impairment charges	–	–	–	–	–	–	–
Operating net income (loss)(1)	123	168	156	62	2	511	642
Market related impacts	(54)	18	–	(8)	23	(21)	37
Assumption changes and management action	(4)	137	–	20	19	172	230
Underlying net income (loss)(1)	181	13	156	50	(40)	360	375
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Net Income

Our reported net income from Continuing Operations was $502 million in the fourth quarter of 2014, compared to $571 million in the fourth quarter of 2013. Operating net income from Continuing Operations was $511 million for the quarter ended December 31, 2014, compared to $642 million for the same period in the prior year. Underlying net income from Continuing Operations was $360 million in the fourth quarter of 2014, compared to $375 million in the fourth quarter of 2013.

Operating ROE and underlying ROE in the fourth quarter of 2014 were 12.6% and 8.8% on a Continuing Operations basis, respectively. Operating ROE in the fourth quarter of 2013 was 17.7% on a Combined Operations basis. Since the ROEs are calculated on a different basis, the 2013 and 2014 ROEs are not comparable.

30 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2014 and fourth quarter of 2013.

	Q4’14	Q4’13
($ millions, after-tax)
Reported net income	502	571
Certain hedges that do not qualify for hedge accounting in SLF Canada	(6)	17
Fair value adjustments on share-based payment awards at MFS	1	(76)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	–	(5)
Restructuring and other related costs(2)	(4)	(7)
Operating net income(3)	511	642
Equity market impact
Net impact from equity market changes	(8)	40
Net basis risk impact	(1)	(18)
Net equity market impact(4)	(9)	22
Interest rate impact
Net impact from interest rate changes	(53)	54
Net impact of decline in fixed income reinvestment rates	–	(37)
Net impact of credit spread movements	19	(25)
Net impact of swap spread movements	13	11
Net interest rate impact(5)	(21)	3
Net increases (decreases) from changes in the fair value of real estate	9	12
Market related impacts	(21)	37
Assumption changes and management actions(6)	172	230
Underlying net income(3)	360	375

Impact of other notable items on our net income:
Experience related items(7)
Impact of investment activity on insurance contract liabilities	35	11
Mortality/morbidity	(64)	(21)
Credit	5	12
Lapse and other policyholder behaviour	(19)	(28)
Expenses	(58)	(58)
Other	(14)	(27)
Other items(8)	–	48
(1)	Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.
(2)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(3)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4)	Net equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(5)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(6)	For additional information see the Assumption Changes and Management Actions section.
(7)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(8)	In the fourth quarter of 2013, Other items includes tax related items primarily in Canada, Corporate and Hong Kong and reduced compensation costs in MFS.

Our reported net income from Continuing Operations for the fourth quarter of 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for the fourth quarter of 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. Operating net income from Continuing Operations for the fourth quarter of 2013 excluded the net impact of assumption changes and management actions related to the sale of our U.S. Annuity Business. The net impact of these items reduced reported net income from Continuing Operations by $9 million in the fourth quarter of 2014, compared to a reduction of $71 million in the fourth quarter of 2013. In addition, our operating net income from Continuing Operations in the fourth quarter of 2014 increased by $33 million as a result of movements in foreign exchange rates relative to the average exchange rates in the fourth quarter of 2013.

Our underlying net income from Continuing Operations for the fourth quarter of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•

the unfavourable impact of market related items as outlined in the preceding table of $21 million in the fourth quarter of 2014 compared to a favourable impact of $37 million in same period in 2013; and

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 31

•

the favourable impact of assumption changes and management actions of $172 million in the fourth quarter of 2014 compared to a favourable impact of $230 million in the same period in 2013. Assumption changes and management actions in 2013 included $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Additional information for 2014 can be found under the Assumption Changes and Management Actions section in this document.

The net impact of these items increased operating net income by $151 million in the fourth quarter of 2014, compared to an increase of $267 million in the same period in 2013.

Net income from Continuing Operations in the fourth quarter of 2014 also reflected unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience, mainly compensation-related and other seasonal costs, partially offset by gains from investing activity on insurance contract liabilities.

Net income from Continuing Operations in the fourth quarter of 2013 also reflected unfavourable experience from expenses, mainly compensation-related and other seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity. These items were partially offset by favourable impacts from investment activity on insurance contract liabilities and credit experience.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. The discussion of our performance by business group, including comparative information, refers to Continuing Operations since there were no Discontinued Operations in 2014.

SLF Canada

SLF Canada’s reported net income was $117 million in the fourth quarter of 2014, compared to $154 million in the fourth quarter of 2013. Operating net income was $123 million, compared to $137 million in the fourth quarter of 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the preceding table. Underlying net income in the fourth quarter of 2014 was $181 million, compared to $148 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $54 million in the fourth quarter of 2014 primarily driven by interest rates, compared to a favourable impact of $22 million in the fourth quarter of 2013 primarily driven by equity markets and real estate gains, partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities; and

•

assumption changes and management actions, which had an unfavourable impact of $4 million in the fourth quarter of 2014, compared to an unfavourable impact of $33 million in the fourth quarter of 2013.

Adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

Net income in the fourth quarter of 2014 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth and new business gains in GRS, offset by unfavourable mortality and morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Net income in the fourth quarter of 2013 also reflected unfavourable policyholder behaviour in Individual Insurance & Wealth, partially offset by new business gains.

SLF U.S.

SLF U.S.’s reported net income from Continuing Operations was C$168 million in the fourth quarter of 2014, compared to C$336 million in the fourth quarter of 2013. Operating net income from Continuing Operations was C$168 million, compared to C$341 million in the fourth quarter of 2013. Operating net income from Continuing Operations in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the preceding table. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased operating net income from Continuing Operations by C$13 million. Underlying net income was C$13 million, compared to C$76 million in the fourth quarter of 2013.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$146 million in the fourth quarter of 2014, compared to US$321 million in the fourth quarter of 2013. Operating net income from Continuing Operations was US$146 million in the fourth quarter of 2014, compared to US$326 million in the fourth quarter of 2013. Underlying net income from Continuing Operations was US$9 million in the fourth quarter of 2014, compared to US$73 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had a favourable impact of US$16 million in the fourth quarter of 2014 primarily driven by the impact of credit spreads partially offset by interest rate changes, compared to a favourable impact of US$6 million in the fourth quarter of 2013 primarily driven by interest rates; and

•

assumption changes and management actions, which had a favourable impact of US$121 million in the fourth quarter of 2014 including the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products compared to a favourable impact of US$247 million in the fourth quarter of 2013 which included income of US$277 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products. For additional information refer to the Assumption Changes and Management Actions section in this document.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

Net income from Continuing Operations in the fourth quarter of 2014 also reflected unfavourable underwriting and claims experience in Group Benefits, unfavourable mortality experience in In-force Management and International and unfavourable expense experience.

Net income from Continuing Operations in the fourth quarter of 2013 also reflected higher net realized gains on the sale of AFS assets, partially offset by a refinement of the claims liability in Group Benefits.

32 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

MFS

MFS’s reported net income was C$157 million in the fourth quarter of 2014, compared to C$80 million in the fourth quarter of 2013. MFS had operating net income and underlying net income of C$156 million in the fourth quarter of 2014, compared to C$156 million in the fourth quarter of 2013. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the preceding table. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased operating net income by C$12 million.

In U.S. dollars, MFS’s reported net income was US$137 million in the fourth quarter of 2014, compared to US$76 million in the fourth quarter of 2013. Operating net income and underlying net income were US$137 million in the fourth quarter of 2014, compared to US$148 million in the fourth quarter of 2013.

The favourable impact on earnings from higher net assets in the fourth quarter of 2014 compared to the same period in 2013 was more than offset by the impact of a reduction in accrued compensation costs in the fourth quarter of 2013, resulting in a decrease in net income in the fourth quarter of 2014 compared to the same period last year. As a result, MFS’s pre-tax operating profit margin ratio was 39% in the fourth quarter of 2014, down from 45% in the fourth quarter of 2013.

SLF Asia

SLF Asia’s reported net income was $62 million in the fourth quarter of 2014, compared to $42 million in the fourth quarter of 2013. Operating net income was $62 million in the fourth quarter of 2014, compared to $42 million in the fourth quarter of 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the preceding table. Underlying net income was $50 million, compared to $34 million in the fourth quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $8 million in the fourth quarter of 2014 primarily driven by interest rate and equity market changes, compared to a favourable impact of $2 million in the fourth quarter of 2013 primarily driven by interest rate changes partially offset by credit spreads; and

•	assumption changes and management actions, which had a favourable impact of $20 million in the fourth quarter of 2014 compared to a favourable impact of $6 million in the fourth quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

Net income in the fourth quarter of 2014 increased compared to the fourth quarter of 2013, primarily driven by business growth and gains on the sale of AFS assets, partially offset by a favourable tax item in 2013.

Corporate

Corporate had a reported loss from Continuing Operations of $2 million in the fourth quarter of 2014, compared to a reported loss from Continuing Operations of $41 million in the fourth quarter of 2013. Operating net income was $2 million for the fourth quarter of 2014, compared to an operating net loss of $34 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the preceding table. Underlying net loss was $40 million, compared to underlying net loss of $39 million in the fourth quarter of 2013. Underlying net income (loss) excludes from operating net income (loss):

•	market related impacts, which had a favourable impact of $23 million in the fourth quarter of 2014, compared to a favourable impact of $7 million in the fourth quarter of 2013 ; and
•	assumption changes and management actions, which had a favourable impact of $19 million in the fourth quarter of 2014, compared to an unfavourable impact of $2 million in the fourth quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the fourth quarters of 2014 and 2013 are set out in the preceding table.

SLF U.K.’s operating net income was $65 million in the fourth quarter of 2014, compared to $29 million in the fourth quarter of 2013. SLF U.K.’s net income in the fourth quarter of 2014 reflected the favourable impact of assumption changes and management actions and market related impacts. Net income in the fourth quarter of 2013 reflected favourable market related impacts, partially offset by unfavourable impacts from the update of actuarial assumptions and tax related items.

Corporate Support had an operating net loss from Continuing Operations of $63 million in the fourth quarter of 2014, compared to an operating net loss from Continuing Operations of $63 million in the fourth quarter of 2013. Net loss from Continuing Operations in the fourth quarter of 2014 relative to the same period in 2013 reflected improved results in the Run-off reinsurance business reflecting gains from investment activity in 2014 and lower preferred share dividends, and higher investment income in Corporate Support, which were offset by foreign exchange losses and higher operating expenses.

Additional Financial Disclosure

Revenue for the fourth quarter of 2014 was $7.4 billion, compared to $4.7 billion in the fourth quarter of 2013. Revenues increased primarily as a result of net gains from changes in fair value of FVTPL assets and liabilities and currency impact from the weakening Canadian dollar. These increases were partially offset by lower net premium revenue from GRS in SLF Canada compared to the fourth quarter of 2013. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased revenue by $293 million. Adjusted revenue from Continuing Operations was $6.1 billion for the fourth quarter of 2014, compared to $6.2 billion in the fourth quarter of 2013 primarily due to lower net premium revenue from GRS in SLF Canada, partially offset by higher fee income in MFS.

Premiums and deposits from Continuing Operations were $31.8 billion for the quarter ended December 31, 2014, compared to $30.7 billion for the quarter ended December 31, 2013. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2013 increased total premiums and deposits by approximately $1.0 billion. Total adjusted premiums and deposits in the fourth quarter of 2014 were down $1.0 billion compared to the same period last year on an adjusted basis. The decrease was mainly due to lower fund sales in MFS, partially offset by higher mutual fund sales in India, increased ASO premium and deposit equivalents in SLF Canada.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 33

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. The quarterly results are presented on a Continuing Operations basis. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)	Quarterly results

	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	Q2’13	Q1’13
Continuing Operations
Common shareholders’ net income (loss)
Operating(1)	511	467	488	454	642	422	431	448
Reported	502	435	425	400	571	324	391	410
Underlying(1)	360	517	499	440	375	448	373	385
Diluted EPS ($)
Operating(1)	0.83	0.76	0.80	0.74	1.05	0.69	0.71	0.75
Reported	0.81	0.71	0.69	0.65	0.93	0.53	0.64	0.68
Underlying(1)	0.59	0.84	0.81	0.72	0.61	0.74	0.62	0.64
Basic reported EPS ($)
Reported	0.82	0.71	0.70	0.66	0.94	0.53	0.65	0.68
Operating net income (loss) by segment(1)
SLF Canada(1)	123	239	197	238	137	215	210	263
SLF U.S.(1)	168	(4)	100	77	341	105	126	65
MFS(1)	156	168	145	147	156	120	104	101
SLF Asia(1)	62	51	37	32	42	18	46	51
Corporate(1)	2	13	9	(40)	(34)	(36)	(55)	(32)
Total operating net income (loss)(1)	511	467	488	454	642	422	431	448
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Third Quarter 2014

Operating net income from Continuing Operations of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Second Quarter 2014

Operating net income from Continuing Operations of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income from Continuing Operations of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income from Continuing Operations of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013

Operating net income from Continuing Operations was $422 million in the third quarter of 2013. Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013

Operating net income from Continuing Operations was $431 million in the second quarter of 2013. Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

First Quarter 2013

Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment

34 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Business Segment Results

The discussion of our performance by business group, including comparative information, refers to Continuing Operations since there were no Discontinued Operations in 2014. For information on the Discontinued Operations in 2013, refer to our 2013 annual MD&A and Note 3 in our 2014 Annual Consolidated Financial Statements.

SLF Canada

Business Profile

SLF Canada is the Canadian market leader in a number of its businesses with a client base consisting of millions of people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits and Group Retirement Services – which offer a full range of protection, wealth accumulation and income products and services to individuals in their communities and their workplaces.

Strategy

SLF Canada’s mission is to help customers achieve lifetime financial security throughout their life stages. Our strategy leverages our leadership position as the largest and most successful provider of benefits and pensions in the workplace in Canada. Our leading Career Sales Force provides holistic financial advice (life, health and wealth) including financial and retirement planning through a sales power of over 3,900 located in over 1,200 communities across Canada. Our extensive experience and deep expertise provide a complete suite of insurance, wealth (including annuities), financial planning, estate planning and retirement solutions.

SLF Canada’s strategic focus is in the following areas: the retirement market, where we provide advice and solutions through our Individual Insurance & Wealth business, our CSF, SLGI, GRS and de-risking solutions for pension plans through our Defined Benefits Solutions business; the benefits and pensions markets, where we are further extending our leadership through unique capabilities such as our Total Benefits offering, innovative member experience technology such as mobile applications and an industry leading service culture; and our Client Solutions business, where we are building our unique suite of products and services to members joining and leaving group plans, and which is also a unique bridge to the company’s CSF advisory services. The investments that we make in efficiency and productivity focus on high performance and value to our customers.

2014 Business Highlights

•

Individual Insurance & Wealth further consolidated its second place position in individual life markets.(1) Sales in insurance products grew 10% year-over-year while wealth sales were up 21%. Individual Insurance & Wealth continued to focus on meeting the needs of retiring Canadians via Money for Life concepts, products and campaigns.

•	Individual Insurance & Wealth retained its first place position in the fixed annuities market with 31% in payout annuity sales(1) and first place in critical illness insurance at 31.5%.(1)
•	For the seventh year in a row, the company successfully grew its CSF in terms of both sales power and productivity.
•

SLGI completed its fourth full year of operations with strong retail sales momentum and top performing funds. Sales grew 51% to $2.6 billion, driving client managed assets under management to over $9.5 billion.

•

GB further extended its leadership position as the top group life and health benefits provider in Canada for the fifth consecutive year based on overall revenue.(2) Sales in GB grew 37% year over year.

•	GRS, at 34% market share, was also again ranked number one by a large margin in total assets across all pension products,(3) including DC Pension, DPSP, RRSP and TFSA.
•	GRS sales were up 85% year-over-year, reaching almost $9 billion. Included in this amount were strong group annuity sales in the GRS Defined Benefit Solutions business of over $1 billion.
•

Client Solutions continued to leverage our leading market share in both GB and GRS, and together with our exclusive Sun Life Financial CSF, to strengthen group member relationships by building out capabilities that provide targeted solutions to members at the worksite while they are enrolling in their group plans, and through ongoing services at key life events including transition guidance for members changing jobs or retiring. Rollover sales in wealth and protection were up 17% and 7% respectively, compared to prior year.

(1)	LIMRA, for the nine months ended September 30, 2014.
(2)	Fraser Group, 2014 Group Universe Report, based on revenue for the year ended December 31, 2013.
(3)	As measured by Benefits Canada magazine’s 2014 CAP Suppliers Report, based on June 30, 2014 assets under administration, and released in December 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 35

Financial and Business Results

Summary statements of operations ($ millions)	2014	2013	2012
Net premiums	4,700	4,392	3,882
Net investment income	6,017	695	3,354
Fee income	909	824	769
Total revenue	11,626	5,911	8,005
Client disbursements and change in insurance and investment contract liabilities	12,778	7,001	9,244
Commissions and other expenses	2,647	2,465	2,270
Reinsurance expenses (recoveries)	(4,723)	(4,576)	(4,351)
Income tax expense (benefit)	129	149	50
Non-controlling interests in net income of subsidiaries and par policyholders’ income	5	(7)	4
Reported net income	790	879	788
Less: Certain hedges that do not qualify for hedge accounting	(7)	38	(7)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	16	–
Operating net income(1)	797	825	795
Less: Market related impacts	(77)	89	(29)
Less: Assumption changes and management actions	51	(63)	62
Less: Other items	–	–	16
Underlying net income(1)	823	799	746
Operating ROE(1)	10.8	11.3	11.7
Underlying ROE(1)	11.2	n/a	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income was $790 million in 2014, compared to $879 million in 2013. Operating net income was $797 million in 2014, compared to $825 million in 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was $823 million in 2014, compared to $799 million in 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $77 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $89 million in 2013 primarily driven by equity markets partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities and widening of swap spreads; and

•	assumption changes and management actions, which had a favourable impact of $51 million in 2014, compared to an unfavourable impact of $63 million in 2013.

Adjustments to arrive at operating net income and underlying net income for 2014 and 2013 are set out in the table above.

Net income in 2014 also reflected new business gains in Individual Insurance & Wealth and GRS and gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth. These gains were partially offset by unfavourable morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Net income in 2013 also reflected new business gains, investment activity gains on insurance contract liabilities, positive credit experience and favourable morbidity experience in GB. These items were partially offset by unfavourable policyholder behaviour in Individual Insurance & Wealth.

Revenue was $11.6 billion in 2014, an increase of $5.7 billion from 2013, primarily due to an increase in the fair value of FVTPL assets. Revenue excluding ceded premiums on reinsurance agreements of $5.1 billion was $16.7 billion, an increase of $5.9 billion from 2013, also due to the increase in the fair value of FVTPL assets.

Reinsurance recoveries of $4.7 billion in 2014 were up $0.1 billion from 2013, primarily as a result of an increase in ceded fee income and gross claims and benefits paid.

SLF Canada had AUM of $141.7 billion as at December 31, 2014, an increase of 10.8% from 2013 levels. The increase was driven primarily by an increase in GRS and favourable market performance.

36 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Results by Business Unit

Net income by business unit
($ millions)	2014	2013	2012
Individual Insurance & Wealth(1)(2)	384	357	281
Group Benefits(1)	290	334	347
Group Retirement Services(1)	123	134	167
Operating net income(1)	797	825	795
Certain hedges that do not qualify for hedge accounting	(7)	38	(7)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	16	–
Reported net income	790	879	788
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Individual Insurance & Wealth was reported as Individual Insurance & Investments in 2013.

Individual Insurance & Wealth

Individual Insurance & Wealth’s focus is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

Our principal insurance products include permanent life, participating life, term life, universal life, critical illness, long-term care and personal health insurance. Our savings and retirement products include internally manufactured SLGI mutual funds, third-party mutual funds, segregated funds, accumulation annuities, guaranteed investment certificates and payout annuities. Our products are marketed through a distinctive, multi-channel distribution model consisting of the CSF and third-party distribution channels, such as independent insurance and mutual fund licensed brokers and broker-dealers. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels.

Individual Insurance & Wealth’s reported net income was $379 million in 2014, compared to $376 million in 2013. Operating net income was $384 million in 2014, an increase of $27 million from 2013. Net income in 2014 reflected the favourable impact of investing activity, positive equity markets and new business gains in our individual insurance business, partially offset by losses from declines in interest rates and adverse policyholder behaviour experience.

Net income in 2013 reflected equity market gains, improved new business gains and the favourable impact of investment activity. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities driven by the continued low interest rate environment, adverse policyholder behaviour experience and the unfavourable impact of assumption changes and management actions.

Sales of individual life and health insurance products increased 10% from 2013 to $303 million in 2014. The increase was mainly driven by sales of permanent life products.

Sales of individual wealth products increased by $822 million, or 21% from 2013, to $4.8 billion in 2014. The increase was driven by higher mutual funds sales, with SLGI sales growing 51% over prior year.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22.3%.(1) We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to members exiting their plan. We are a recognized innovation leader, competing on the strength of an industry-leading technology platform, innovative mobile applications, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the CSF.

GB’s reported net income was $290 million in 2014, compared to $354 million in 2013. Operating net income was $290 million in 2014, a decrease of $44 million from 2013. Net income in 2014 reflected the net favourable impact of assumption changes and management actions and gains from investing activity partially offset by negative morbidity experience.

Net income in 2013 reflected favourable morbidity and mortality experience, positive investment activity, and net favourable assumption changes and management actions.

GB maintained the #1 market share position for overall revenue(2) in Canada while continuing to focus on customer service and productivity. Client retention remained strong, with cancellation rates at 3.2% of revenue.(2)

Group Retirement Services

With a 34% market share(3), GRS is the leading provider of defined contribution plans in Canada, serving over one and a half million plan participants at the end of 2014. We also offer other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.

GRS meets the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position. This includes our expanding range of de-risking solutions such as liability driven investing, annuity buy-outs and buy-ins and longevity insurance. Our products are marketed and distributed across Canada by experienced sales

(1)	LIMRA, for the nine months ended September 30, 2014
(2)	2014 Fraser Group Universe Report, based on revenue for the year ended December 31, 2013.
(3)	As measured by Benefits Canada magazine’s 2014 CAP Suppliers Report, based on June 30, 2014 assets under administration, and released in December 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 37

representatives in collaboration with a multi-channel distribution network of pension consultants and advisors and through teams dedicated to the defined contribution rollover sector and the defined benefit solutions market.

GRS had reported net income of $121 million in 2014, compared to $149 million in 2013. Operating net income decreased to $123 million in 2014 from $134 million in 2013. Net income in 2014 reflected gains from new business and the impact of positive investing activities more than offset by the net unfavourable impact of assumption changes and management actions reflecting economic reinvestment assumption and future mortality improvement assumption changes.

Net income in 2013 reflected net unfavourable impact of assumption changes and management actions, partially offset by gains on new business as a result of strong annuity sales and favourable investment activity.

GRS’s sales increased 85% to $9.0 billion in 2014 driven by very strong retained business in the large case market, strong member rollovers and over $1 billion in 2014 in annuity sales. In 2014, rollover sales from members leaving their defined contribution plans increased by 17% from 2013 and exceeded $1.5 billion, leading to a four-quarter average retention rate of 45%.

GRS assets under administration of $74.3 billion in 2014 grew by 16% over 2013, resulting from strong net sales and favourable equity market performance.

2015 Outlook and Priorities

We see continued growth in our markets as a result of shifting demographics, and in particular the aging of baby boomers and their need for financial security in retirement, which leverages our strengths. In addition, the continuing shift in financial responsibility from governments to individuals, in areas such as healthcare, further expands the needs of individuals to seek financial protection and retirement planning. Being a leader at the workplace and in communities across Canada with solutions and advice positions us to continue to benefit from these trends in the coming years.

In 2015, we will build on our objective of being the leader in financial protection and wealth solutions in our Canadian home market by focusing on the following strategic initiatives:

•	Developing new and enhancing existing products that continue to support our CSF in offering customized holistic financial plans and solutions to their clients;
•

Growing the wealth business in Individual Insurance & Wealth by expanding products and services such as a new group of manufactured segregated funds and new SLGI wealth management solutions to strengthen our position in the retirement market;

•	Building further success in the group markets by continuing to focus on customer needs and by enriching their experience;
•

Driving growth in our Client Solutions business by deepening our customer protection and wealth rollover relationships through effective customer touch points and solutions to meet changing customer needs; and

•	Continuing to implement management systems focused on enhancing customer value and our disciplined expense management.

SLF U.S.

Business Profile

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance. Group Benefits was previously reported as Employee Benefits Group in 2013. International and In-force Management were previously reported together as Life and Investment Products in 2013.

Strategy

Over the past several years, SLF U.S. has taken steps to create a more sustainable business model, focusing our efforts on being a leader in the U.S. group benefits and International high net worth solutions markets. In the Group Benefits business we are leveraging our leadership position and strong margins in medical stop-loss and addressing profitability challenges in our life, disability, and dental businesses, as well as developing our strategies to participate in the emerging private exchange market. We are also focused on deepening relationships with brokers, enhancing the customer experience through investments in claims and service operations, as well as capitalizing on the opportunities created by the Affordable Care Act.

In the International business, we are focused on capitalizing on the growth of the high net worth population outside the U.S. and Canada based on our deep understanding of customer needs in key geographic regions. We will continue to leverage our distribution relationships with banks and brokers and strong reputation in this market. We are enhancing our product offerings and expanding the reach of our distribution by increasing our wholesaler presence in targeted geographic locations.

While investing in our Group Benefits and International businesses, we are also focused on optimizing the underlying value of our in-force life insurance business which continues to generate earnings for SLF U.S.

2014 Business Highlights

•

In the Group Benefits life and disability business, we adjusted pricing, invested in claims and service operations and took expense actions to improve the profitability of the life and disability business. In addition, because a customer-focused operating model is a key to driving growth and productivity gains, we enhanced the customer experience through multiple initiatives including a dedicated service center for small employers, streamlined processes for disability claims and improved billing processes.

•

Our medical stop-loss business continued to generate strong, profitable growth in 2014, reflecting increased sales and favourable persistency. Results continue to benefit from our strong leadership position, enhanced underwriting tools and expanded distribution.

•

The Affordable Care Act and emergence of private exchanges are changing the U.S. group benefits market and could generate attractive opportunities for SLF U.S. In 2014, we expanded our capabilities and presence on private exchanges, offering a suite of group and voluntary products on a number of private exchanges including Liazon and PlanSource.

•	In International, efforts over the past two years to expand our distribution presence into growing markets has driven increased sales in new geographic regions.

38 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations (US$ millions)	2014	2013	2012
Net premiums	3,959	4,077	3,406
Net investment income	2,795	(244)	1,479
Fee income	163	153	183
Revenue from Continuing Operations	6,917	3,986	5,068
Client disbursements and change in insurance contract liabilities	5,967	2,778	4,054
Commissions and other expenses	1,181	1,145	1,065
Reinsurance expenses (recoveries)	(613)	(495)	(465)
Income tax expense (benefit)	74	(21)	87
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	2	3
Reported net income (loss) from Continuing Operations	305	577	324
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(30)	–
Less: Restructuring and other related costs	–	(7)	–
Less: Goodwill and intangible asset impairment charges	–	–	–
Operating net income (loss) from Continuing Operations(1)	305	614	324
Less: Market related impacts	(37)	59	(27)
Less: Assumption changes and management actions	102	273	74
Less: Other items	–	–	12
Underlying net income (loss) from Continuing Operations(1)	240	282	265

Selected financial information in Canadian dollars (C$ millions)	2014	2013	2012
Revenue from Continuing Operations	7,637	4,109	5,076
Reported net income (loss) from Continuing Operations	341	599	322
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(31)	–
Less: Restructuring and other related costs	–	(7)	–
Operating net income (loss) from Continuing Operations(1)	341	637	322
Less: Market related impacts	(40)	60	(28)
Less: Assumption changes and management actions	115	286	74
Less: Other items	–	–	12
Underlying net income (loss) from Continuing Operations(1)	266	291	264
Operating ROE(1)(2)	11.3	18.9	9.5
Underlying ROE(1)(2)	8.9	n/a	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Operating ROE and underlying ROE beginning the first quarter of 2014 are based on the Continuing Operations. Operating ROE in quarters prior to 2014 is based on operating net income from Combined Operations. For operating net income from Combined Operations, refer to our 2013 annual MD&A.

SLF U.S.’s reported net income from Continuing Operations was C$341 million in 2014, compared to C$599 million in 2013. Operating net income from Continuing Operations was C$341 million in 2014, compared to C$637 million in 2013. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$266 million in 2014, compared to C$291 million in 2013.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$305 million in 2014, compared to US$577 million in 2013. Operating net income from Continuing Operations was US$305 million in 2014, compared to US$614 million in 2013. Underlying net income from Continuing Operations was US$240 million in 2014, compared to US$282 million in 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of US$37 million in 2014 primarily driven by interest rates, compared to a favourable impact of US$59 million in 2013 primarily driven by interest rates; and

•

assumption changes and management actions, which had a favourable impact of US$102 million in 2014 including the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products compared to a favourable impact of US$273 million in 2013 which included income of US$277 million from the restructuring of an internal reinsurance arrangement related to our closed block of individual universal life insurance products. For additional information refer to the Assumption Changes and Management Actions section in this document.

The adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income from Continuing Operations in 2014 also reflected the impact of unfavourable mortality experience in group life and In-force Management, unfavourable underwriting experience in our group disability business and unfavourable expense experience, partially offset by the impact of net realized gains on the sale of AFS assets, favourable credit experience and positive investment activity.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 39

Net income from Continuing Operations in 2013 also reflected the impact of net realized gains on the sale of AFS assets, partially offset by unfavourable claims experience in Group Benefits.

Revenue from Continuing Operations for the year ended December 31, 2014 was US$6.9 billion, an increase of US$2.9 billion from 2013, primarily due to an increase in net investment income of US$3.0 billion partially offset by a decrease in premiums of US$0.1 billion. The increase in net investment income was largely due to higher fair value gains on FVTPL assets and interest rate derivatives. The decrease in premiums was primarily due to lower international life insurance sales.

Results by Business Unit

Net income by business unit (US$ millions)	2014	2013	2012
Group Benefits(1)	(55)	53	26
International(1)	161	159	109
In-force Management(1)	199	402	189
Operating net income (loss) from Continuing Operations(1)	305	614	324
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(30)	–
Restructuring and other related costs	–	(7)	–
Reported net income (loss) from Continuing Operations	305	577	324
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Group Benefits

The SLF U.S. Group Benefits business unit leverages its underwriting and claims capabilities and extensive distribution network to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary products, to over 10 million group plan members. Our products are sold through more than 33,000 independent brokers and benefits consultants. We support these brokers and consultants through sales representatives who are located in territories close to the brokers and consultants that they serve and a team of centralized internal sales representatives. Acquiring and retaining profitable business, building distribution effectiveness, enhancing the customer experience and driving operational efficiency are key drivers of our growth strategy.

We have a leadership position in the U.S. medical stop-loss market, which continues to deliver attractive returns. Medical stop-loss insurance provides insurance for companies that self-insure their medical plans by covering medical expenses in excess of a stated threshold. We provide coverage to more than 1,800 employers with a median case size of approximately 450 employees. As of December 31, 2014, we increased business in-force by 13% compared to the end of 2013.

Our group life, disability and dental business earnings in 2014 were below our expectations for these businesses. To address this, we increased prices, enhanced our underwriting processes, added resources to claims operations, and took significant expense actions. To drive profitable, sustainable growth in these product lines, we continue to leverage our differentiated distribution model and consultative selling approach to provide additional value to brokers.

We continued to build out our product offerings and enrollment capabilities in the voluntary business including the employer worksite market. Voluntary business in-force grew 10% from the prior year and Worksite sales were up slightly, while total voluntary sales decreased year over year.

Group Benefits’ reported net loss was US$55 million in 2014, compared to net income of US$55 million in 2013. Operating net loss was US$55 million, compared to operating net income of US$53 million in 2013. Operating net income excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Net loss in 2014 reflected unfavourable underwriting experience in our disability business, unfavourable mortality experience in group life, unfavourable expense experience, and the adverse impact of assumption changes and management actions. Net income in 2013 reflected unfavourable claims experience, primarily in our long-term disability and life products, partially offset by the impact of increased interest rates and investment activity.

Sales in Group Benefits in 2014 were US$599 million, a decrease of 10% compared to 2013, driven by the life, disability, and dental lines of business. Stop-loss sales increased 10% compared to 2013. BIF of US$2.6 billion at December 31, 2014 increased 4% compared to 2013, primarily driven by growth in the stop-loss business.

International

The International business offers individual life insurance and investment wealth products that are sold in the international high net worth market. We have had a consistent presence in this market for nearly two decades and have built deep distribution relationships and a strong brand reputation. Development of new products and expanded distribution operations combined with overall growth in the international high net worth market have led to increased sales and more profitable growth over the past few years.

International’s reported net income from Continuing Operations was US$161 million in 2014, compared to US$184 million in 2013. Operating net income from Continuing Operations was US$161 million in 2014, compared to US$159 million in 2013. Operating net income excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Net income from Continuing Operations in 2014 reflected the favourable impact of updates related to economic reinvestment assumptions and future mortality improvement assumptions changes. Net income in 2013 included positive market related impacts primarily related to changes in interest rates.

Sales in International were US$946 million, a decrease of 14% compared to 2013 as we maintained pricing discipline during a period of low interest rates, and realigned our marketing and distribution to focus more on select regions and on high net worth customers and distributors.

40 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

In-force Management

SLF U.S.’s closed block of individual life insurance products consists of 135,000 policies, primarily whole life, universal life and term insurance. Our In-force Management operations are focused on optimizing profitability and capital efficiency while continuing to provide high-quality service for customers.

In-force Management’s reported net income from Continuing Operations was US$199 million in 2014, compared to US$338 million in 2013. Operating net income from Continuing Operations was US$199 million in 2014, compared to US$402 million in 2013. Operating net income excluded the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Net income from Continuing Operations in 2014 reflected net realized gains on the sale of AFS assets, the impact of actuarial assumption updates related to the release of the future funding cost liability related to our closed block of individual universal life insurance products, economic reinvestment assumptions and future mortality improvement assumptions changes, and other experience items, partially offset by the impact of decreased interest rates and unfavourable mortality. Operating net income from Continuing Operations in 2013 reflected income of US$277 million from the restructuring of an internal reinsurance arrangement. Net income in 2013 also included positive impacts from increased interest rates and net realized gains on the sale of AFS assets.

2015 Outlook and Priorities

SLF U.S will focus on achieving sustainable, profitable growth by becoming a leading provider of U.S. group benefits and driving growth in international high net worth markets. Although our U.S. group benefits business has underperformed in the recent past, there are macro trends that provide significant profitable growth opportunities in this business.

In the United States, health care reform is expected to increase the need for medical stop-loss coverage as more employers decide to self-insure, accelerate growth in voluntary benefits as employers’ costs continue to rise and as employees become more accustomed to purchasing their own benefits, and expand the distribution landscape for supplemental insurance products. In the international market, the high net worth market is growing, partially driven by the increasing population of affluent citizens leading global lifestyles as well as increasing demand for trusted financial protection and investment products.

SLF U.S. will leverage the capabilities we have built over the past several years to drive sustainable growth and focus on enhancing profitability by executing the following components of our strategy:

•	Driving growth in stop-loss by expanding distribution, retaining profitable business and capitalizing on new market opportunities.
•

Continuing to execute recent pricing and expense actions, investing in service and claims operations, and leveraging distribution capabilities to enhance the performance of the group disability, dental and life insurance businesses.

•	Continuing to advance voluntary capabilities with a particular emphasis on enrollment solutions and private exchanges.
•	Building market share in International by improving the customer experience, delivering regional solutions and adding distribution resources in key growth markets.
•	Continuing to seek opportunities to optimize the In-force Management business through effective risk and capital management while continuing to serve our customers.

MFS Investment Management

Business Profile

MFS is a premier global asset management firm with investment offices in Boston, Hong Kong, London, Mexico City, Sao Paulo, Singapore, Sydney, Tokyo and Toronto, which offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

MFS sells its retail products primarily through financial intermediaries. Retail products, such as open- and closed-end mutual funds and private portfolios, are distributed through financial advisors and other professional buyers at major wirehouses, regional brokerage firms, independent broker dealers, bank-registered investment advisors and wealth management firms. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, sovereign wealth funds, investment authorities and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants. High quality service is delivered by a dedicated service team.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach are integrated research, global collaboration and active risk management. MFS also seeks to deepen relationships to become a trusted client partner.

2014 Business Highlights

•	Record high average net assets which drove record revenue and net income.
•	Shifted sales strategies to compensate for the strategic closing of some of our most popular institutional styles during 2013.
•	Continued to invest in our technological infrastructure to ensure MFS is capable of delivering world-class customer service and handling future growth.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 41

Financial and Business Results

Summary statements of operations (US$ millions)	2014	2013	2012
Revenue	2,739	2,385	1,858
Commissions and other expenses	1,995	1,880	1,473
Income tax expense (benefit)	301	261	177
Reported net income	443	244	208
Less: Fair value adjustments on share-based payment awards	(114)	(221)	(94)
Operating net income(1)	557	465	302
Underlying net income(1)	557	465	302
Sales (US$ billions)(2)
Gross	82.5	96.0	86.3
Net	1.2	24.0	29.4
Pre-tax operating profit margin ratio(2)	41%	40%	34%
Average net assets (US$ billions)(2)	426	368	286

Selected financial information in Canadian dollars (C$ millions)	2014	2013	2012
Revenue	3,025	2,459	1,857
Reported net income	491	252	208
Less: Fair value adjustments on share-based payment awards	(125)	(229)	(94)
Operating net income(1)	616	481	302
Underlying net income(1)	616	481	302
(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Non-IFRS Financial Measures.

MFS’s reported net income was C$491 million in 2014, compared to C$252 million in 2013. MFS had operating net income and underlying net income of C$616 million in 2014, compared to C$481 million in 2013. Operating net income and underlying income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above.

On a U.S. dollar basis, MFS’s reported net income was US$443 million in 2014, compared to reported net income of US$244 million in 2013. Operating net income and underlying net income increased by US$92 million or 20%, to US$557 million in 2014. Net income increased in 2014 as a result of higher average net assets, which increased to US$426 billion in 2014 from US$368 billion in 2013. Revenue of US$2.7 billion in 2014 increased by US$0.4 billion from 2013 levels on higher average net assets. The following table shows the breakdown of AUM by category.

AUM by Category (US$ billions)	2014	2013	2012
Institutional	173	176	141
U.S. Retail	168	149	111
Non-U.S. Retail	28	24	18
Insurance	62	64	53
AUM(1)	431	413	323
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

AUM ended 2014 at US$431 billion, an increase of 4% for the year due to to favourable market performance of US$17 billion and net inflows of US$1.2 billion. In 2014, Mutual funds experienced US$14.2 billion in net inflows while managed funds had net outflows of US$13.0 billion.

2015 Outlook and Priorities

With the global recovery remaining far from normal, we expect the environment of low inflation and interest rates to persist. What 2015 will ultimately deliver is uncertain, but the consensus currently expects U.S. equities to maintain leadership over other regions while the U.S. dollar continues to appreciate. In contrast, because Europe, Japan and China face growth and disinflation challenges, equity friendly monetary and fiscal policies may influence these markets. Evolving issues, such as Russia’s macro deterioration, a fresh crisis in Greece and credit spread widening in the energy sector, could add to investor worries. We expect the major debates of 2014 surrounding U.S. Federal Reserve action, global growth divergence and oil price weakness to be carried forward. From our perspective, a major macro event will occur when the Federal Reserve begins to raise rates. The futures market has been forecasting a later hike than the Federal Reserve is signaling, so there may be an adjustment in the near term as market expectations adjust to policy normalization.

MFS 2015 priorities continue to include four primary objectives:

•	Deliver superior investment performance
•	Enhance MFS’s value proposition to include distinctive client service

42 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

•	Grow in our markets
•	Engage, empower and develop our people

Spending in 2015 includes investments in people, technology infrastructure and brand to enable MFS to accomplish these priorities. We will keep a prudent eye on profitability levels as we pay careful attention to the reaction of global markets to economic and political events.

SLF Asia

Business Profile

SLF’s history in Asia dates back to 1891. Today, SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China and India. These seven markets account for over 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels, with agency remaining the largest distribution channel. This helps move forward our goal of growing Asia through distribution excellence in higher growth markets.

Strategy

Our goal is to strengthen our competitive position in Asia and to develop into a significant long-term revenue and earnings growth operation. As such, we continue to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage our worldwide resources to bring industry-leading products, services and best practices to Asia.

2014 Business Highlights

•

Sun Life of Canada (Philippines) Inc. was ranked the number one life insurance provider in the Philippines for the third consecutive year based on total premium income in 2013 (as reported by the Insurance Commissioner in the Philippines in 2014). Sales continue to grow, with agency sales increased by 16% from 2013, measured in local currency, with more than 6,600 advisors as at the end of 2014.

•

In Hong Kong, individual insurance business achieved strong sales, driven by agency sales which grew 25% compared to 2013, measured in local currency. Agency headcount at the end of 2014 numbered 1,654, the most agents since 2006. We also continued to generate strong sales from the pension business.

•

In Indonesia, PT Sun Life Financial Indonesia also achieved strong individual insurance sales, with agency headcount exceeding 8,300 and individual insurance sales up 32% compared to last year, measured in local currency. The company received two awards for Excellent Service Performance at Indonesia’s Contact Center Service Excellence Awards 2014.

•

In India, Birla Sun Life Asset Management Company, our asset management joint venture, passed the 1 trillion Indian Rupees mark during 2014 and ended the year with C$21.5 billion AUM, of which C$10.5 billion is reported in our AUM.

•	In Malaysia, individual insurance sales represented 7% of total SLF Asia sales in 2014, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

Financial and Business Results

Summary statements of operations ($ millions)	2014	2013	2012
Net premiums	804	746	639
Net investment income	832	110	778
Fee income	230	180	138
Revenue	1,866	1,036	1,555
Client disbursements and change in insurance contract liabilities	1,125	409	1,069
Commissions and other expenses	516	444	321
Income tax expense (benefit)	43	33	36
Reported net income	182	150	129
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	(7)	–
Operating net income(1)	182	157	129
Less: Market related impacts	(12)	27	(9)
Less: Assumption changes and management actions	20	7	28
Less: Other items	–	–	4
Underlying net income(1)	174	123	106
Operating ROE(1)	6.8	6.9	7.0
Underlying ROE(1)	6.5	n/a	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 43

Reported net income was $182 million in 2014, compared to reported net income of $150 million in 2013. Operating net income was $182 million in 2014, compared to $157 million in 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the table above. Underlying net income in 2014 was $174 million, compared to $123 million in 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $12 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $27 million in 2013 primarily driven by interest rates; and

•	assumption changes and management actions, which had a favourable impact of $20 million in 2014, compared to a favourable impact of $7 million in 2013.

Adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income in 2014 increased compared to 2013, primarily driven by business growth and investing activities from insurance contract liabilities.

SLF Asia’s revenue increased to $1.9 billion in 2014 from $1.0 billion in 2013 driven by business growth and favourable movements in the fair value of invested assets.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual insurance sales(1) ($ millions)	2014	2013	2012
Philippines	133	117	78
Hong Kong	124	103	70
Indonesia	41	38	30
India	40	52	61
China	49	40	47
Vietnam	7	7	–
Malaysia	28	16	–
Total	422	373	286
(1)	Sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam are based on our proportionate equity interest.

Individual life insurance sales in 2014 were up 13% from 2013 with strong sales in agency for the Philippines, Hong Kong and Indonesia. Sales in the Philippines, Hong Kong and Indonesia were up 10%, 12% and 17%, respectively, measured in local currency. Sales in China were up 13%, measured in local currency, driven by growth in the bancassurance channel. Growth also reflected the inclusion of our new markets, Malaysia and Vietnam. We continue to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Sun Life of Canada (Philippines), Inc. was ranked the number one life insurance provider in the Philippines for the third consecutive year based on total premium income in 2013 (reported by the Insurance Commission in the Philippines in 2014). Our career agency force increased by 26% to 6,666 advisors in 2014. On a local currency basis, agency sales were up 16% from 2013 and mutual fund AUM grew by 12% to $1.1 billion from 2013.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

On a local currency basis, individual insurance sales were up 12% from 2013, as a result of strong sales momentum from our career agency force. Assets under administration in our pension administration business grew 12% to $11.3 billion from 2013.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 17% from 2013. Sales from PT Sun Life Financial Indonesia were up 32% and agency headcount increased to 8,322 in 2014.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India,(1) provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance Company Limited and a 49% stake in Birla Sun Life Asset Management Company Limited.

44 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

On a local currency basis, individual life insurance sales at Birla Sun Life Insurance Company Limited were down 25% from 2013 due to our focus on improving the quality and sustainability of new business. Gross sales in Birla Sun Life Asset Management Company Limited were up 8%, and AUM increased 36% from 2013. AUM as at the end of 2014 were C$21.5 billion, of which C$10.5 billion is reported in our AUM.

China

Sun Life Everbright Life Insurance Company Limited, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population.

On a local currency basis, sales of individual insurance products by Sun Life Everbright Life Insurance Company Limited were up 13% in 2014 compared to 2013 driven by the bancassurance channel.

Vietnam

In Vietnam, we offer individual insurance and pensions through PVI Sun Life Insurance Company Limited, our joint venture with Petro Vietnam Insurance Holdings, in which we have a 49% ownership stake. The products are distributed through a career agency sales force and a corporate sales team.

Sales of individual insurance products in Vietnam represented 2% of total SLF Asia sales in 2014, unchanged from 2013.

Malaysia

Our operations in Malaysia offer individual and group insurance through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through CIMB’s bank network across Malaysia.

Individual insurance sales represented 7% of total SLF Asia sales in 2014, compared to 4% in 2013, driven by growth in the bancassurance and telemarketing channels.

2015 Outlook and Priorities

Asia’s economic growth has underpinned the expansion of the life insurance industry. This, combined with favourable demographics, low penetration rates for insurance and significant growth of the middle class, provides tremendous opportunities for SLF Asia. On the other hand, changing regulatory regimes and increased competition from new entrants in the Asian market pose increased challenges to our businesses.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus our efforts on the following strategic initiatives:

•	Continuing to grow our agency force, both in quantity and quality;
•	Further expanding alternative channels such as bancassurance;
•	Continuing to expand our product offerings to address customer needs;
•	Growing our health and accident and pension businesses;
•	Further strengthening our brand position in the region; and
•	Enhancing risk management and operational efficiency to improve profitability, and to support future growth across the region.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 45

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that consist of the Company’s Run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our Run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage.

Financial and Business Results

Summary statements of operations ($ millions)	2014	2013	2012
Net premiums	124	303	323
Net investment income	1,398	(36)	652
Fee income	88	92	91
Revenue from Continuing Operations	1,610	359	1,066
Client disbursements and change in insurance contract liabilities	1,312	220	796
Commissions and other expenses	324	351	363
Income tax expense (benefit)	(95)	(146)	(140)
Dividends paid to preferred shareholders	111	118	120
Reported net income (loss) from Continuing Operations	(42)	(184)	(73)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business:
SLF U.K.	–	(2)	–
Corporate Support	–	(3)	–
Less: Restructuring and other related costs:
SLF U.K.	–	–	–
Corporate Support	(26)	(22)	(4)
Operating net income (loss) from Continuing Operations(1)	(16)	(157)	(69)
Less: Market related impacts	6	16	18
Less: Assumption changes and management actions	41	(60)	57
Less: Other items	–	–	3
Underlying net income (loss) from Continuing Operations(1)	(63)	(113)	(147)
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Corporate had a reported net loss from Continuing Operations of $42 million in 2014, compared to a reported net loss from Continuing Operations of $184 million in 2013. Operating net loss was $16 million in 2014, compared to an operating net loss of $157 million in 2013. Operating net income (loss) excludes restructuring and other related costs in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net loss was $63 million in 2014, compared to an underlying net loss of $113 million in 2013. Underlying net income (loss) excludes from operating net income (loss):

•

market related impacts, which had a favourable impact of $6 million in 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $16 million in 2013 primarily driven by interest rates partially offset by equity markets; and

•	assumption changes and management actions, which had a favourable impact of $41 million in 2014, compared to an unfavourable impact of $60 million in 2013.

46 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The adjustments to arrive at operating net income and underlying net income in 2014 and 2013 are set out in the table above.

Net income by business unit ($ millions)	2014	2013	2012
SLF U.K.(1)	174	136	213
Corporate Support(1)	(190)	(293)	(282)
Operating net income (loss) from Continuing Operations(1)	(16)	(157)	(69)
Assumption changes and management actions related to the sale of our U.S. Annuity Business:
SLF U.K.	–	(2)	–
Corporate Support	–	(3)	–
Restructuring and other related costs:
SLF U.K.	–	–	–
Corporate Support	(26)	(22)	(4)
Reported net income (loss) from Continuing Operations	(42)	(184)	(73)
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

SLF U.K.

SLF U.K. has a run-off block of business consisting of approximately 750,000 in-force life and pension policies, with approximately £12 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.

SLF U.K.’s operating net income was $174 million in 2014, compared to $136 million in 2013. Net income in 2014 reflected the favourable impact of assumption changes and management actions and non-recurring tax-related items, partially offset by other unfavourable experience items. Net income in 2013 included favourable market related impacts, investing activity on insurance contract liabilities and tax items, partially offset by project costs.

Corporate Support

In Corporate Support, the operating net loss from Continuing Operations was $190 million in 2014, compared to an operating net loss of $293 million in 2013. The decrease in loss from Continuing Operations in 2014 relative to 2013 reflected improved results in the Run-off reinsurance business reflecting gains from investment activity in 2014 compared to losses from assumption changes in 2013. The improvement was also attributable to lower interest expense, lower preferred share dividends, and higher investment income in Corporate Support, partially offset by foreign exchange losses and higher operating expenses.

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio and reviews corporate governance guidelines and processes.

Investment Profile

We had total general fund invested assets of $125.2 billion as at December 31, 2014, compared to $109.6 billion as at December 31, 2013. The increase in general fund invested assets of $15.6 billion was primarily a result of favourable changes in fair value of FVTPL assets, foreign currency movement and business growth. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.2% and 4.9% of the portfolio, respectively. The remaining 5.7% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 47

Additional detail on our investments is provided in Notes 5 and 6 to our 2014 Annual Consolidated Financial Statements.

The following table sets out the composition of our invested assets.(1)

Investments(1)	December 31, 2014			December 31, 2013

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	6,818	6,818	5.4%	7,636	7,636	7.0%
Debt securities - FVTPL	53,127	53,127	42.4%	43,662	43,662	39.7%
Debt securities - AFS	13,087	13,087	10.5%	11,151	11,151	10.2%
Equity securities - FVTPL	4,357	4,357	3.5%	4,342	4,342	4.0%
Equity securities - AFS	866	866	0.7%	852	852	0.8%
Mortgages and loans	33,679	36,700	26.9%	30,313	31,696	27.6%
Derivative assets	1,839	1,839	1.5%	948	948	0.9%
Other invested assets	2,375	2,375	1.9%	1,855	1,855	1.7%
Policy loans	2,895	2,895	2.3%	2,792	2,792	2.5%
Investment properties	6,108	6,108	4.9%	6,092	6,092	5.6%
Total invested assets	125,151	128,172	100%	109,643	111,026	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Energy Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies and sectors.

As at December 31, 2014, our exposure to the energy sector for debt securities and corporate loans was $5.5 billion, of which 98.1% is rated investment grade and above. Approximately 45% of our energy sector exposure is invested in pipeline, storage and transportation entities and 16% is invested in integrated oil and gas entities. The remaining exposure is largely related to companies involved in exploration and production, refining and drilling and servicing. The revenue of pipeline, storage and transportation entities generally has limited exposure to direct commodity price volatility as the revenue is usually fee-based. Integrated oil and gas entities are generally large, internationally diversified organizations.

Our mortgage and real estate portfolio includes office, industrial, retail and multi-family buildings occupied by tenants representing a diversified group of industries. Our most significant property exposure to the oil and gas segment is located in Alberta. In light of recent developments, we are actively monitoring our energy sector tenants to assess indications of stress.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2014, we held $66.2 billion of debt securities, which represented 52.9% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 67.9% of the total debt securities as at December 31, 2014, compared to 67.5% as at December 31, 2013. Debt securities rated “BBB” or higher represented 97.3% of total debt securities as at December 31, 2014, compared to 97.0% as at December 31, 2013.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.7% of our total debt securities as at December 31, 2014, compared to 66.5% as at December 31, 2013. Total government issued or guaranteed debt securities as at December 31, 2014 were $22.1 billion, compared to $18.4 billion as at December 31, 2013. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2014 with the exception of certain countries where we have business operations, including: Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

48 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2014		December 31, 2013
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	14,650	2,391	11,893	1,740
United States	1,590	5,992	1,462	4,761
United Kingdom	2,484	1,992	2,000	1,652
Philippines	2,575	17	2,290	4
Eurozone(1)	171	762	172	696
Other(1)	611	1,390	556	1,234
Total	22,081	12,544	18,373	10,087
(1)	Our investments in Eurozone countries primarily include Germany, Netherlands, Spain, France and Belgium. In addition, $296 million of debt securities issued by financial institutions as at December 31, 2013 that were previously classified as Eurozone have been reclassified to Other, and balances as at December 31, 2014 have been presented on a consistent basis.

Our gross unrealized losses as at December 31, 2014 for FVTPL and AFS debt securities were $0.22 billion and $0.04 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013. The decrease in gross unrealized losses is primarily due to the impact of decreasing interest rates. Gross unrealized losses as at December 31, 2014 included $2.6 million related to Eurozone sovereign and financial debt securities.

Debt Securities by Issuer and Industry Sector

	December 31, 2014			December 31, 2013
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	1,831	1,717	3,548	1,874	997	2,871
Canadian provincial and municipal government	10,335	768	11,103	8,488	534	9,022
U.S. government and agency	1,183	406	1,589	1,048	414	1,462
Other foreign government	5,305	536	5,841	4,541	477	5,018
Total government issued or guaranteed debt securities	18,654	3,427	22,081	15,951	2,422	18,373
Corporate debt securities by industry sector:
Financials	9,510	3,034	12,544	7,368	2,719	10,087
Utilities	6,164	578	6,742	5,019	490	5,509
Consumer discretionary	2,746	992	3,738	2,487	1,052	3,539
Industrials	2,911	576	3,487	2,187	606	2,793
Consumer staples	2,175	564	2,739	1,925	524	2,449
Telecommunication services	1,708	516	2,224	1,401	540	1,941
Energy	3,714	806	4,520	2,759	712	3,471
Materials	1,331	400	1,731	1,042	418	1,460
Other	1,402	562	1,964	1,102	504	1,606
Total corporate debt securities	31,661	8,028	39,689	25,290	7,565	32,855
Asset-backed securities	2,812	1,632	4,444	2,421	1,164	3,585
Total debt securities	53,127	13,087	66,214	43,662	11,151	54,813

Our debt securities as at December 31, 2014 included $12.5 billion invested in the financial sector, representing approximately 18.9% of our total debt securities, or 10.0% of our total invested assets. This compares to $10.1 billion, or 18.4%, of the debt security portfolio as at December 31, 2013. The increase in the value of financial sector debt securities holdings is primarily due to regular trading activity, as well as foreign exchange gains due to the depreciation of the Canadian dollar and market gains as a result of decreasing interest rates.

Our debt securities as at December 31, 2014 included $4.4 billion of asset-backed securities reported at fair value, representing approximately 6.7% of our debt securities, or 3.6% of our total invested assets. This compares to $3.6 billion of asset-backed securities as at December 31, 2013.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 49

Debt Securities by Credit Rating

The credit risk ratings in the following table were established in accordance with the process described in the Risk Categories – Credit Risk Management Governance and Control section in this MD&A.

	December 31, 2014			December 31, 2013

($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	7,317	3,975	11,292	6,255	2,813	9,068
AA	10,201	1,620	11,821	8,573	1,304	9,877
A	18,068	3,786	21,854	14,220	3,840	18,060
BBB	16,259	3,218	19,477	13,403	2,772	16,175
BB and lower	1,282	488	1,770	1,211	422	1,633
Total debt securities	53,127	13,087	66,214	43,662	11,151	54,813

Debt Securities by Geography

	December 31, 2014			December 31, 2013
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	20,008	3,779	23,787	16,605	2,517	19,122
United States	17,978	6,100	24,078	13,732	5,712	19,444
United Kingdom	6,286	805	7,091	5,786	728	6,514
Other	8,855	2,403	11,258	7,539	2,194	9,733
Total debt securities	53,127	13,087	66,214	43,662	11,151	54,813

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying values on our Consolidated Statements of Financial Position. As at December 31, 2014, we had a total of $33.7 billion in mortgages and loans compared to $30.3 billion as at December 31, 2013. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.4 billion. Our corporate loan portfolio, which consists of private placement assets, was $20.3 billion. The carrying values of mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography
	December 31, 2014			December 31, 2013
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,847	12,308	20,155	7,539	11,296	18,835
United States	5,563	5,196	10,759	4,981	4,252	9,233
United Kingdom	1	776	777	7	504	511
Other	–	1,988	1,988	–	1,734	1,734
Total	13,411	20,268	33,679	12,527	17,786	30,313

As at December 31, 2014, our mortgage portfolio consisted mainly of commercial mortgages spread across approximately 2,400 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. These properties are multi-tenanted buildings representing a variety of tenants and industries. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 51%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.69 times, compared to 1.65 times at December 31, 2013. The Canada Mortgage and Housing Corporation insures 24.0% of the Canadian commercial mortgage portfolio. As at December 31, 2014, the mix of the mortgage portfolio was 79.2% non-residential and 20.8% residential.

As at December 31, 2014, we held $20.3 billion of corporate loans, compared to $17.8 billion as at December 31, 2013. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

50 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Corporate Loans by Rating

The credit risk ratings in the following table were established in accordance with the process described in the Risk Categories – Credit Risk Management Governance and Control section in this MD&A.

As at December 31 ($ millions)
	2014	2013
Loans by credit rating:
AAA	374	361
AA	2,199	2,115
A	10,022	8,642
BBB	7,215	6,289
BB and lower	438	360
Impaired	20	19
Total loans	20,268	17,786

As at December 31, 2014, 97.7% of our total corporate loan portfolio is investment grade, consistent with December 31, 2013.

Mortgages and Loans Past Due or Impaired
	December 31, 2014

($ millions)	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total(1)	13,448	20,284	33,732	37		16	53

	December 31, 2013

($ millions)	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,428	17,767	30,195	–		–	–
Past due:
Past due less than 90 days	5	–	5	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	141	35	176	47	(1)	16	63
Total(1)	12,574	17,802	30,376	47		16	63
(1)	Includes $18 million of sectoral provisions as at December 31, 2014 and $24 million of sectoral provisions as at December 31, 2013.

Impaired mortgages and loans, net of allowance for losses, amounted to $101 million as at December 31, 2014, compared to $113 million as at December 31, 2013. The net carrying value of impaired mortgages amounted to $81 million as at December 31, 2014, compared to $94 million as at December 31, 2013. The majority of this decrease is related to sales of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $37 million as at December 31, 2014, compared to $47 million as at December 31, 2013. The sectoral provision related to mortgages included in the allowance for losses decreased by $6 million to $18 million due to the continued strengthening of market fundamentals and stabilization within the portfolio. The majority of the impaired mortgage loans are in the United States.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 51

Equities

Our equity portfolio is diversified, and approximately 56.8% of this portfolio is invested in exchange-traded funds. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

Equities by Issuer Country
	December 31, 2014			December 31, 2013

($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	3,016	62	3,078	3,102	76	3,178
United States	622	598	1,220	546	586	1,132
United Kingdom	107	4	111	141	3	144
Other	612	202	814	553	187	740
Total equity securities	4,357	866	5,223	4,342	852	5,194

As at December 31, 2014, $3.1 billion, or 58.9%, of our equity portfolio consisted of Canadian issuers; $1.2 billion, or 23.4%, of U.S. issuers; $111 million, or 2.1%, of U.K. issuers; and $814 million, or 15.6%, of issuers from other jurisdictions. Excluding exchange-traded funds and mutual funds, there are no issuers exceeding 1% of the equity portfolio as at December 31, 2014. As at December 31, 2014, our equity exposure to the energy sector is less than 10% of the total equity portfolio. Excluding exchange-traded funds, this exposure declines to 2.4%.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 84.5% of our investment properties as at December 31, 2014. Our investment properties included 72.8% located in Canada, 25.7% in the United States and the remaining 1.5% in the United Kingdom as at December 31, 2014.

Investment Properties by Type and Geography
	December 31, 2014		December 31, 2013
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,638	26.8%	1,692	27.7%
Industrial	930	15.2%	885	14.5%
Retail	1,018	16.7%	1,036	17.0%
Other	862	14.1%	853	14.0%
United States
Office	769	12.6%	693	11.4%
Industrial	335	5.5%	334	5.5%
Retail	392	6.4%	386	6.3%
Other	74	1.2%	89	1.5%
United Kingdom
Office	28	0.5%	41	0.7%
Industrial	10	0.2%	16	0.3%
Retail	40	0.6%	67	1.1%
Other	12	0.2%	–	–
Total investment properties	6,108	100%	6,092	100%

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $1,839 million, while the fair value of derivative liabilities was $1,603 million as at December 31, 2014. Derivatives designated as part of a hedging relationship for accounting purposes represented 1.9%, or $927 million, on a total notional basis.

52 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans. Historically, we have designated certain currency swaps in net investment hedging relationships to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. During the fourth quarter of 2013, due to the restructuring of an internal reinsurance arrangement, we no longer designate any currency swaps in net investment hedging relationships.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. OTC derivative transactions are executed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Assets and Liabilities ($ millions)	2014	2013
As at December 31
Net fair value	236	9
Total notional amount	48,211	43,343
Credit equivalent amount	738	659
Risk-weighted credit equivalent amount	7	6

The total notional amount of derivatives in our portfolio increased to $48.2 billion as at December 31, 2014, from $43.3 billion at the end of 2013. This increase is primarily attributable to an increase of $3.0 billion in interest rate contracts for duration matching activities and an increase of $2.1 billion in currency contracts hedging foreign currency assets. These increases were partially offset by a decrease of $0.2 billion in equity and other contracts. The net fair value of derivatives increased to $236 million as at December 31, 2014, from $9 million at the end of 2013. This increase was primarily due to increases in fair value on our interest rate portfolio due to a decline in yield curves offset by a decrease in fair value of our foreign exchange portfolio due to the depreciation of the Canadian dollar against the U.S. dollar.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2014, the credit equivalent amounts for foreign exchange contracts, interest rate contracts, and equity and other contracts were $363 million, $348 million and $27 million, respectively. The corresponding risk-weighted credit equivalent amounts were $3.3 million, $3.8 million and $0.2 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 47.0% of our invested assets as at December 31, 2014, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss recognized in other comprehensive income. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $3.2 billion and the associated unrealized losses amounted to $0.04 billion as at December 31, 2014 and $4.1 billion and $0.13 billion, respectively, as at December 31, 2013. The gross unrealized losses for FVTPL and AFS debt securities, as at December 31, 2014 was $0.22 billion and $0.04 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013. The decrease in gross unrealized losses was largely due to the impact of decreasing interest rates during the year.

Impaired mortgages and loans, net of allowance for losses, amounted to $101 million as at December 31, 2014, compared to $113 million as at December 31, 2013 for these assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 53

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released. Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities.

Our asset default provision as at December 31, 2014 was $1,916 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.3% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statement of Financial Position as at December 31, 2014.

Our asset default provision as at December 31, 2014 was $352 million higher than the provision as at December 31, 2013, reflecting increases in the provision for assets purchased net of dispositions, increase in the fair value of assets supporting our insurance contract liabilities, depreciation of the Canadian dollar, partially offset by assumption changes and the release of provisions on fixed income assets supporting our insurance liabilities.

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2014	2013
Opening balance	1,564	1,468
Purchases, dispositions and net asset movement(1)	505	114
Changes in assumptions and methodologies	(33)	5
Changes in ratings	13	17
Release of provisions(2)	(230)	(204)
Assets transferred from (to) Discontinued Operations	–	98
Currency	97	66
Closing balance	1,916	1,564
(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

Risk Management

Risk Management Framework

Our Risk Management Framework, a document reviewed and approved by the Board, seeks to optimize the balance between risk and return and to enhance the creation of stakeholder value. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks where we expect an appropriate return. In conducting business activities, the Company accepts those risks that meet the objectives of the organization. Risk management is aligned with our corporate strategy and business objectives, and is embedded within the business management practices of every business segment.

The Risk Management Framework outlines six major categories of risk – credit, market, insurance, operational, liquidity and business risks – and sets out the key risk management processes in the areas of risk appetite, risk identification, risk measurement, risk management, risk monitoring and risk reporting. The Risk Management Framework sets out qualitative and quantitative measures that aim to control the amount of risk the Company will bear in respect of each of these risk categories and in aggregate.

Our Risk Management Framework recognizes the importance of risk culture in the effective management of the Company’s risks. Our risk culture is supported by a strong “tone from the top”, which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our risk management culture is that all employees and distributors have an important role to play in managing the Company’s risks. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identifying exposures, and communicating and escalating risk concerns. We seek to instill a disciplined approach to optimizing the inherent trade-offs between risk and return in all our risk management practices.

Risk Appetite

Our Risk Appetite Framework defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is reviewed and approved by the Board of Directors. It is forward-looking and our strategic plan, capital plan, business plan and business objective setting processes are established within its boundaries. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

The Company’s risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay

54 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

claims and fulfil long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism to give effect to our risk philosophy that we are in the business of accepting risks for appropriate return. To accomplish this, our risk appetite incorporates a number of qualitative and quantitative principles that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low claims volatility. We take risk where we have internal expertise: actuarial, underwriting, claims management, investment and distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies or distribution channels in order to avoid catastrophic financial losses from systemic events.

Our Risk Appetite Framework sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within the specified risk limits. Our risk appetite and risk limits are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

Risk Identification and Measurement

We identify the key risks facing our business through our key risk process, where all business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, stress testing including sensitivity and scenario analysis, and stochastic modelling.

A robust stress testing program is an essential component of the Company’s Risk Management Framework. Stress testing plays an important role in measuring, monitoring, understanding and mitigating the Company’s risk exposures and ensuring on-going capital adequacy under plausible stress events. We perform stress testing on earnings, regulatory capital ratios and liquidity which is used to set the Company’s risk appetite and evaluate risk exposures versus limits and enables us to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and MCCSR impact from changes in the underlying risk factor, assuming that there are no changes to any of the other risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period under plausible adverse scenarios.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board of Directors, which is exercised through four Board committees – Risk Review Committee, Governance, Nomination & Investment Committee, Audit & Conduct Review Committee and Management Resources Committee. Senior management risk oversight is provided primarily through our Executive Risk Committee. The risk oversight is supported through several other Senior Management Committees including the Corporate Credit Committee, Corporate Asset Liability Management Committee, Executive Investment Committee, Operational Risk & Compliance Committee, Product Oversight Committee and Insurance Risk Committee, each of which focuses on specific risks.

On a quarterly basis, the Senior Management Committees, Board Committees and the Board of Directors review reports that summarize the exposures across our principal risks including any changes in risk trends. These committees also review the effectiveness of the mitigation strategies presented in the reports. On an annual basis, the Board of Directors and the Board Committees review and approve key policies for the management of risk and review compliance with these policies.

Risk Philosophy

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below.

Strategic Alignment

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Framework. To do this, we consider risks that we are willing to accept in order to achieve expected returns and successfully achieve our business objectives. These risks include credit, market, insurance, operational and liquidity risks and we have established a range of explicit risk appetite limits and operational control points for these risks. Business risk is managed through our formal strategic and business planning process and controls over the implementation of these strategic and business plans. Risks that are associated with activities outside of our risk appetite and approved business strategies are generally avoided.

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of risk limits and embedding strong risk management discipline into a wide range of key management decision-making processes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 55

Stakeholder Interests

Our Risk Management Framework considers the interests of a large number of key stakeholders, including policyholders, shareholders and investors, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. Our Risk Management Framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s desired risk and return profile. Compensation practices for executives are approved by the Board of Directors and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives to ensure that business decisions are consistent with the desired risk and return profile.

Capability Alignment

Our risk appetite is aligned with our risk management capabilities. Our ability to measure and evaluate risks, the quality of our risk governance and control environment and the depth and quality of our risk responses and pricing strategies are particularly important capabilities. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Portfolio Perspective

Trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business model and risk portfolio.

Governance Structure and Accountabilities

Our Risk Management Framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. By approving our risk appetite and ongoing oversight, the Board of Directors monitors that the principal risks are appropriately identified and managed. The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight of the Risk Management Framework in order to promote a balanced business and product model that will achieve desired risk-adjusted returns and allocate capital accordingly. The Risk Review Committee oversees the identification of major areas of risk, the development of strategies to manage those risks, and reviews and approves risk management policies and reviews compliance with these policies. The Risk Review Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements and reviews and monitors the Capital Plan.

The Board of Directors has delegated to the Governance, Nomination & Investment Committee responsibilities related to overseeing practices, procedures and controls related to the management of the general fund investment portfolio, developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and monitoring of the Investment Plan.

The Audit & Conduct Review Committee is responsible for assisting the Board of Directors in reviewing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, review and approval of compliance policies, adequacy and effectiveness of the internal controls implemented and maintained by management, compliance with legal and regulatory requirements and the identification and management of compliance risk; and the qualifications, independence and performance of the external auditor who is accountable to the committee, the Board of Directors and our shareholders.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. In addition, the Management Resources Committee reviews the design, approval and governance of incentive programs to align business objectives and incentives.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s risk appetite and risk limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with our risk appetite and overall objective of optimizing the global risk and return of the Company.

The Corporate Credit Committee is responsible for overseeing and advising on credit risk exposures facing the Company with a particular focus on the oversight of concentrations and exposures, emerging credit risk issues and trends in credit market movements and to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, investment finance systems/projects and investment control processes.

56 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The Operational Risk & Compliance Committee is responsible for providing oversight and direction on the operational risk exposures facing the Company and to ensure that effective operational risk management practices and controls, including compliance programs, are in place.

The Product Oversight Committee is responsible for overseeing the risks associated with the design and pricing of products. This includes reviewing product risk management policies, material changes to pricing methodologies and review of product strategy in consideration of product profitability.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in the scope of their business accountability is in accordance with the Board-approved Risk Management Framework, Risk Appetite Framework and risk management policies.

We have adopted the “three lines of defence” model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities.

The first line of defence is represented by business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks.

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Management Framework, and for overseeing the development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the development and communication of our Risk Management Framework.

The Internal Audit function is the third line of defence, providing independent assurance on the effectiveness and appropriateness of internal controls relative to the risk inherent in the business, as well as assessing that risks are identified, measured, effectively mitigated, monitored and appropriately reported to the Board of Directors, Board Committees and Senior Management Committees by the first and second lines of defence.

Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Management Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and Board Committees annually review and approve the risk management policies and also review an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit and market risks in accordance with IFRS 7 Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2014 and December 31, 2013. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Risk Management Framework outlines six major risk categories – credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk.

Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g., mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g., amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to, realize on any underlying security that may be used as collateral for the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 57

Credit Risk Management Governance and Control

Credit risk is one of the risks that we assume in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our risk appetite and produces an appropriate rate of return on the capital employed.

The Board of Directors, the Risk Review Committee and the Governance, Nomination & Investment Committee are responsible for providing appropriate oversight of credit risk. The Company’s investment function is responsible for day-to-day portfolio credit risk management which includes the selection and underwriting of acceptable risks and for ensuring compliance with approved policies and strategies. Corporate Risk Management is responsible for developing and overseeing our credit risk management programs by ensuring that effective processes are in place for the ongoing identification, measurement, management, monitoring and reporting of risks inherent in the Company’s activities. Corporate Risk Management also provides analytics and management information reporting for all of the asset classes and for the portfolio management function. Specific risk management accountabilities include developing and managing the credit risk management policy, reviewing and monitoring enterprise and Business segment credit exposures against risk limits, adjudicating internal risk ratings, independently validating internal risk models, and developing and coordinating of credit risk reporting to the appropriate executive and Board committees.

Fixed income investments are rated primarily through the use of internally developed scorecards which combine probability of default and loss given default to arrive at a credit risk rating. The rating, expressed using a 22-point scale generally consistent with those used by external rating agencies, is based on detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk on our portfolios. Under our internal policy, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We employ a wide range of credit risk management practices and controls, as outlined below:

• Risk appetite limits have been established for credit risk.
• Ongoing monitoring and reporting of credit risk income and regulatory capital sensitivities against pre-established risk limits.
• Detailed credit risk management policies, guidelines and procedures.
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
• Risk-based credit portfolio, counterparty and sector exposure limits.
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
• Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions by corporate risk management.
• Comprehensive due diligence processes and ongoing credit analyses.
• Regulatory solvency requirements that include risk-based capital requirements.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed internal and regulatory minimums.
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Additional information concerning credit risk can be found in Note 6 to our 2014 Annual Consolidated Financial Statements.

Market Risk

Risk Description

We are exposed to significant financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

58 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Risk appetite limits have been established for market risks.
• Ongoing monitoring and reporting of market risk income and regulatory capital sensitivities against pre-established risk limits.
• Detailed asset-liability and market risk management policies, guidelines, procedures and limits.

•    Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee market risk strategies and tactics, review compliance with applicable policies and standards and review investment and hedging performance.

• Hedging and asset-liability management programs are maintained in respect of market risks.
• Product design and pricing policy requires a detailed risk assessment and pricing provisions for material risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed internal and regulatory minimums.
• Active market risk governance, including independent monitoring and review and reporting to senior management and the Board of Directors.

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour and mortality experience, which may result in negative impacts on our net income and capital.

Part of our revenue is generated from fee income in our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate or spread risk when the cash flows from assets and the policy obligations they support are mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 59

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•	Higher hedging costs;
•	Higher new business strain reflecting lower new business profitability;
•	Reduced return on new fixed income asset purchases;
•	The impact of changes in actuarial assumptions driven by capital market movements;
•	Impairment of goodwill; and
•	Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $49 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations during the fourth quarter of 2014 and $202 million (pre-tax) in 2014 ($46 million pre-tax in the fourth quarter of 2013 and $145 million pre-tax in 2013). The net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $340 million and $208 million, respectively, after-tax at December 31, 2014 ($169 million and $160 million, respectively, after-tax at December 31, 2013).

60 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2014 and December 31, 2013.

Interest Rate and Equity Market Sensitivities As at December 31, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase

As at December 31, 2013(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$100	$150
Potential impact on OCI	$350	$200	$(150)	$(350)
Potential impact on MCCSR (4)	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR (4)	10% points decrease	4% points decrease	2% points increase	3% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2014 and December 31, 2013, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2014 and December 31, 2013. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities reflect the impact of International Accounting Standard 19 Employee Benefits and its phase-in impact on available capital.

(5)	Represents the respective change across all equity markets as at December 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to interest rate declines (increases) has increased (decreased) since December 31, 2013. This is the result of a significant decline in the level of interest rates, changes to measurement methods and assumptions and ongoing hedging activity throughout 2014. Our net income sensitivity to equity markets is largely unchanged since December 31, 2013.

The sensitivity of our MCCSR ratio to changes in interest rates has increased at December 31, 2014 compared to December 31, 2013. This is the result of a significant decline in the level of interest rates and changes to the measurement of required capital sensitivity, primarily with respect to lapse risk. The sensitivity of our MCCSR ratio to changes in equity markets has decreased at December 31, 2014 compared to December 31, 2013. This is the result of changes in the measurement of required capital for segregated funds caused by enhancements made to the mapping of our funds to hedge indices and to the discounting of cash flows.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2014. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 61

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2014	$ (100)	$ 125
December 31, 2013	$ (100)	$ 100

(1)   Sensitivities have been rounded to the nearest $25 million.

(2)   In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2014	$ 75	$ (75)
December 31, 2013	$ 50	$ (50)
(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including appropriate product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2014.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values, guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

62 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

Segregated Fund Risk Exposures ($ millions)

	December 31, 2014
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895

	December 31, 2013
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance(4)	2,792	482	2,018	442
Total	20,572	943	18,005	474
(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2013 to December 31, 2014 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;
(ii)	the amount at risk increased due to the weakening of the Canadian dollar, partially offset by favourable equity market movements;
(iii)	the total value of guarantees increased mainly due to the weakening of the Canadian dollar, partially offset by natural run-off of the block; and
(iv)	insurance contract liabilities increased due to unfavourable interest rate movement, partially offset by favourable equity market movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 63

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2014, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging of guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2014 and December 31, 2013.

Impact of Segregated Fund Hedging ($ millions)

December 31, 2014

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)

December 31, 2013

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	–	–	(50)	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with risk management objectives.

Currency Risk

Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability management policy. As at December 31, 2014 and December 31, 2013, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

64 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2014 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2013). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2014 would increase net income by approximately $150 million ($150 million increase as at December 31, 2013).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2013 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2014 and December 31, 2013, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2014 and December 31, 2013, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates in this document and in the Risk Factors and Regulatory Matters sections in our AIF.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 65

Insurance Risk

Risk Description

Insurance risk is the risk that actual experience differs from expected experience in the areas of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product design and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of Company-wide controls addressing a wide range of insurance risk factors, as follows:

•	Risk appetite limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk income and regulatory capital sensitivities against pre-established risk limits.
•	Policies covering underwriting and claims management, product design and pricing and reinsurance ceded.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	The product design and pricing policy requires detailed risk assessment and provision for material risks.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Target capital levels exceed internal and regulatory minimums.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•

Concentration risk exposure is monitored on group policies in a single location should a catastrophic event (such as a natural disaster, large-scale man-made disaster or act of terrorism) occur resulting in a significant impact.

•	Underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

The reinsurance ceded and credit risk management policies establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our underwriting and claims liability management policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Additional information concerning insurance risk can be found in Note 7 to our 2014 Annual Consolidated Financial Statements.

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including: legal, regulatory and market conduct, human resources, model, information technology, information security and privacy, business continuity, third-party relationship and environmental risks. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit, market, liquidity and insurance risks.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

66 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain competent people throughout the organization and providing ongoing training to our people. We align compensation programs with business strategy, long-term shareholder value and good governance and risk management practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular reporting to the Operational Risk and Compliance Committee, Executive Risk Committee and Board Committees.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of risk management programs for key operational risks that could materially impact our financial position or our ability to do business or our reputation.

Legal Regulatory and Market Conduct Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with regulatory or public expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Human Resources Risk

The competition for top talent (including executives, employees and distributors) is intense and an inability to recruit, retain and develop talent can have significant impact on our capacity to meet our business objectives. To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. In addition, training, development and compensation programs are designed to attract, motivate and retain high-performing employees. Our leadership review program assesses talent and leadership development and is designed to build leadership bench strength and succession options. Through the monitoring of Company-wide employee engagement surveys we are able to devise strategies geared to address issues that may arise.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset liability management and risk management. The risk of inappropriate or erroneous use of models could have an adverse impact on our results of profitability and financial position. To manage model risk, we have established a robust, Company-wide model risk management framework with respect to building, changing and using models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational integrity, data integrity, information security and systems availability. A system development methodology and process has been designed and implemented.

Information Security and Privacy Risks

Security governance is the foundation for establishing and maintaining a secure environment. Information security breaches, including malware and other forms of cyber-attack, could occur and may result in inappropriate use or release of personal and confidential information. To mitigate this risk, we have implemented a security program. This program encompasses the governance framework for security in the Company through policies, standards and controls to protect information and computer systems that are aligned to recognized industry standards and are compliant with applicable laws and regulations. An incident management process is in place for monitoring and managing security events. In addition, we conduct mandatory security awareness training for all employees annually.

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. The global privacy program requires adherence to our global privacy commitment, local laws and local privacy policies. Ongoing monitoring of emerging privacy legislation and a network of privacy officers in the business segments have been established to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate the privacy risk.

In addition, social media risks could significantly impact our reputation due to the broad reach and real-time interaction of such media. We monitor social media to ensure we can take action to mitigate an event that could potentially have a negative impact on our brand.

Business Continuity Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and computer and Internet-enabled technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity planning, crisis management and disaster recovery. Our policies, standards and operating guidelines establish consistent processes and procedures and are designed to ensure that, to the extent practically possible, key

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 67

business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These elements are updated and tested on a regular basis, and each business segment maintains its own business continuity plan under the oversight of the business continuity program. In addition, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Third-party Relationship Risk

We obtain services from a wide range of third-party service providers and have outsourced certain business functions or processes to third parties in various jurisdictions in which we operate. There are financial, operational and reputational risks if these third parties are unable to meet their ongoing service commitments, which could jeopardize our business. To manage these risks, we have established a Company-wide outsourcing policy which is consistent with OSFI’s and other local regulatory requirements. Our outsourcing risk management program includes specific requirements and guidance to manage outsourcing arrangements commensurate with the risks associated with the service provider and the nature of the arrangement.

Environmental Risk

As an organization, we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment and take steps to measure and manage the potential impact arising from an environmental issue. Our financial performance may be adversely affected if we do not adequately prepare for direct or indirect negative impacts of climate change or other environmental events. Further, an environmental issue on a property owned by us or on any property with which we are affiliated could have financial or reputational impacts.

We maintain an environmental risk management program to help protect investment assets (primarily real estate, mortgage and certain private fixed income assets) from losses due to environmental issues and to help ensure compliance with applicable laws. An important aspect of the program is an assessment of new investment assets for existing and potential environmental risks. Additionally, all employees who underwrite investments in real estate (including equity real estate and mortgages) complete environmental training and provide annual sign-off on compliance with the Company’s environmental guidelines. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste.

Our operations have an impact on the environment, and this also carries risk of financial and reputational loss. These impacts include, but are not limited to our response to emerging environmental regulatory and public policy developments, and environmental impacts of our suppliers and corporate clients. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk. Our cross-functional North American Investments Environmental Committee works to identify and assess environmental risks across our investment assets. Our International Sustainability Council convenes on broader environmental and sustainability issues. We report on environmental management annually in our Sustainability Report reviewed by the Governance, Nomination & Investment Committee.

Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold
•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed internal and regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

68 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2014 and December 31, 2013.
Financial Liabilities and Contractual Obligations
December 31, 2014 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,312	7,918	8,219	183,625	211,074
Senior debentures and unsecured financing(2)	168	336	628	6,972	8,104
Subordinated debt(2)	284	191	191	2,738	3,404
Bond repurchase agreements	1,333	–	–	–	1,333
Accounts payable and accrued expenses	5,422	–	–	–	5,422
Secured borrowings from mortgage securitization	7	14	221	107	349
Borrowed funds(2)	45	167	42	121	375
Total liabilities	18,571	8,626	9,301	193,563	230,061
Contractual commitments(3)
Contractual loans, equities and mortgages	1,137	235	47	579	1,998
Operating leases	70	134	115	407	726
Total contractual commitments	1,207	369	162	986	2,724

December 31, 2013 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	10,744	7,828	7,570	168,833	194,975
Senior debentures and unsecured financing(2)	166	332	332	7,206	8,036
Subordinated debt(2)	140	427	256	3,057	3,880
Bond repurchase agreements	1,265	–	–	–	1,265
Accounts payable and accrued expenses	4,309	–	–	–	4,309
Secured borrowings from mortgage securitization	1	3	58	–	62
Borrowed funds(2)	293	177	41	115	626
Total liabilities	16,918	8,767	8,257	179,211	213,153
Contractual commitments(3)
Contractual loans, equities and mortgages	594	226	53	348	1,221
Operating leases	53	89	70	189	401
Total contractual commitments	647	315	123	537	1,622
(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 24 of our 2014 Annual Consolidated Financial Statements.

Business Risk

Risk Description

Business risk is the uncertainty to future earnings, capital or reputation arising from changes in the competitive, economic, geopolitical, legal, regulatory and/or political environment, ineffective distribution, changing customer behaviour or a failure to achieve our strategic plans or long-term business plans, through either incorrect choices or ineffective implementation of those choices.

Business Risk Management Governance and Control

Business risk is managed through our formal strategic and business planning process and controls over the implementation of these strategic and business plans. The business risks for each of our business segments and for the Company as a whole are developed as part of the risk identification process through which we identify our key risks and actions to manage these risks. These risks are then included as key inputs into the strategic plans. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic and regulatory environments in which we operate. In addition, stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 69

Our business and strategic plans are reviewed and discussed by our Executive Team and the key themes, issues and risks emerging are discussed by the Board of Directors. Our business and strategic plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Board committees receive regular updates of the key risks.

A financial institution’s reputation is one of its most important assets and we recognize the importance of a strong Company-wide risk management discipline to manage business risk. A key objective of our Risk Management Framework is to help ensure that we continue to operate under standards that support our ability to maintain and build upon a sound corporate brand and reputation.

Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

On January 5, 2015, OSFI released a paper, Life Insurance Capital Framework – Standard Approach, which provides an update on approaches and methodologies being contemplated by OSFI as it revises the life insurance regulatory capital framework. The Company is engaged in ongoing discussions with OSFI and other industry participants on the development of this framework, and is actively participating in the related Quantitative Impact Studies conducted by OSFI. The final outcome of this OSFI initiative remains uncertain.

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2014, we maintained cash, cash equivalents and short-term securities totaling $6.8 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities decreased by $776 million in 2014. Cash flows generated by operating activities increased by $1,177 million in 2014, compared to $627 million in 2013 primarily due to increased realized gains on investments and the net impact of higher net premium revenue and fee income. Cash used in financing activities in 2014 increased by $894 million from 2013, largely attributable to the redemption of subordinated debentures, preferred shares and common share buyback in 2014. Investing activities decreased cash by $13 million during 2014, compared to $239 million in 2013. The weakening of the Canadian dollar against foreign currencies increased cash balances by $189 million in 2014, compared to an increase of $151 million in 2013.

($ millions)	2014	2013
Net cash provided by operating activities	1,804	627
Net cash provided by (used in) financing activities	(1,940)	(1,046)
Net cash provided by (used in) investing activities	(13)	(239)
Changes due to fluctuations in exchange rates	189	151
Increase (decrease) in cash and cash equivalents	40	(507)
Net cash and cash equivalents, beginning of year	3,324	3,831
Net cash and cash equivalents, end of year	3,364	3,324
Short-term securities, end of year	3,450	4,266
Net cash, cash equivalents and short-term securities, end of year	6,814	7,590

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

70 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $1,827 million in cash and other liquid assets as at December 31, 2014. Of this amount, $1,468 million was held at SLF Inc. The remaining $359 million of liquid assets were held by SLF Inc.’s wholly-owned holding companies, which are available to SLF Inc. without any regulatory restrictions. Liquid assets as noted above, include cash and cash equivalents, short-term investments and publicly traded securities, and exclude cash from short-term loans. SLF Inc. and its wholly-owned holding companies had $2,143 million in cash and other liquid assets as at December 31, 2013. The decrease in liquid assets held in SLF Inc. in 2014 was largely attributable to the redemption of $500 million of Series 2009-1 subordinated debentures, and was partially offset by net cash generated from operating companies in 2014.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2014					December 31, 2013

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	500	US$	74	2018	US$	500	US$	69	2015
Uncommitted	US$	–	US$	–	–	US$	200	US$	200	n/a
Uncommitted		$225		$99	n/a		$225		$84	n/a
Uncommitted	US$	25	US$	12	n/a	US$	25	US$	11	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2014. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $18.9 billion as at December 31, 2014.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Board of Directors reviews and approves SLF Inc.‘s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 71

The following table summarizes the sources of our capital and capital position over the past two years. Notes 14, 15, 16 and 22 to our 2014 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2014	2013
Subordinated debt	2,168	2,403
Innovative capital instruments(1)	697	696
Equity
Participating policyholders’ equity	141	127
Preferred shareholders’ equity	2,257	2,503
Common shareholders’ equity	16,474	14,724
Total Equity	18,872	17,354
Total Capital(2)	21,737	20,453
Ratio of debt to total capital(3)	13.2%	15.2%
Ratio of debt plus preferred shares to total capital(3)	23.6%	27.4%
(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II. SLEEC Securities qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)	Excluded minority interests.
(3)	Debt includes all short-term and long-term obligations.

Common shareholders’ equity was $16.5 billion as at December 31, 2014, compared with $14.7 billion as at December 31, 2013. The $1.8 billion increase was due to common shareholders’ net income and other comprehensive income in 2014, partially offset by dividends on common shares and common shares repurchased.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 23.6% as at December 31, 2014, compared with 27.4% as at December 31, 2013.

On March 31, 2014, SLF Inc. redeemed all of its outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 (the “Debentures”) in accordance with the redemption terms attached to the Debentures and on June 30, 2014, SLF Inc. redeemed all of its $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R.

On May 13, 2014, SLF Inc. issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024.

As at December 31, 2014, our debt capital consisted of $2.2 billion in subordinated debentures and $0.7 billion of innovative capital instruments. The maturity dates of our long-term debt are well distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year.

72 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2014.

Description	Interest Rate	Earliest Par Call Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2012-1	4.38%	March 2, 2017	2022	800
Series 2014-1	2.77%	May 13, 2019	2024	250

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US$ denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2014	Perpetual	400
Series 2	4.80%	September 30, 2014	Perpetual	325
Series 3	4.45%	March 31, 2015	Perpetual	250
Series 4	4.45%	December 31, 2015	Perpetual	300
Series 5	4.50%	March 31, 2016	Perpetual	250
Series 8R(2)	4.35%	June 30, 2015	Perpetual	280
Series 10R(3)	3.90%	September 30, 2016	Perpetual	200
Series 12R(4)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR on June 30, 2015, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(3)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR on September 30, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(4)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR on December 31, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2014	2013
Balance, beginning of year	609.4	599.6
Stock options exercised	2.4	3.9
Common shares repurchased	(0.9)	–
Canadian Dividend Reinvestment and Share Purchase Plan	2.2	5.9
Balance, end of year	613.1	609.4
Number of Stock Options Outstanding
(in millions)	2014	2013
Balance, beginning of year	9.2	13.2
Options issued	0.4	0.5
Options exercised or cancelled	(3.2)	(4.5)
Balance, end of year	6.4	9.2

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 73

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2014 were issued with no discount and, until further notice, common shares issued under the Plan will continue to be issued from treasury, but with no discount. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2014, SLF Inc. issued approximately 2.2 million shares from treasury under the Plan.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and at the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at February 9, 2015, 6.2 million options to acquire SLF Inc. common shares and 613.2 million common shares of SLF Inc. were outstanding.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program. The purchases are made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. are cancelled.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50%, except where circumstances and the factors noted above would suggest a different ratio.

During 2014, our dividend payout ratio to common shareholders based on our reported net income was 50% and on an underlying net income basis was 48%.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2014. Total common shareholder dividends declared in 2014 were $1.44 per share, consistent with 2013 levels.

74 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Dividends declared Amount per share	2014	2013	2012
Common shares	$1.44	$1.44	$1.44

Class A preferred shares
Series 1	$1.187500	$1.187500	$1.187500
Series 2	$1.200000	$1.200000	$1.200000
Series 3	$1.112500	$1.112500	$1.112500
Series 4	$1.112500	$1.112500	$1.112500
Series 5	$1.125000	$1.125000	$1.125000
Series 6R(1)	$0.750000	$1.500000	$1.500000
Series 8R	$1.087500	$1.087500	$1.087500
Series 10R	$0.975000	$0.975000	$0.975000
Series 12R(2)	$1.062520	$1.062520	$1.210235
(1)	The Series 6R shares were redeemed in full on June 30, 2014.
(2)	The Series 12R shares were issued on November 10, 2011 with the first dividend declared and paid in 2012.

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and is subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework to assess capital adequacy for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to OSFI’s MCCSR capital rules for operating life insurance companies in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 217% as at December 31, 2014, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2014	2013
Capital available
Retained earnings and contributed surplus	9,791	9,340
Accumulated other comprehensive income	923	341
Common and preferred shares	4,346	4,346
Innovative capital instruments and subordinated debt	1,047	1,046
Other	167	197
Less:
Goodwill	1,363	1,283
Non-life investments and other	1,770	1,633
Total capital available	13,141	12,354
Required capital
Asset default and market risks	3,672	3,568
Insurance risks	1,375	1,210
Interest rate risks	1,009	861
Total capital required	6,056	5,639
MCCSR ratio	217%	219%

Sun Life Assurance’s MCCSR ratio was 217% as at December 31, 2014, compared to 219% as at December 31, 2013. The slight decrease to the MCCSR ratio over the period primarily resulted from market movements. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2014 AIF under the heading Regulatory Matters.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to International Accounting Standard (“IAS”) 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. As at December 31, 2014, Sun Life Assurance has completed the eight quarter phase-in a reduction of approximately $155 million to its available capital.

OSFI has released the 2015 MCCSR Guideline, which is effective January 1, 2015. Sun Life Assurance does not expect the changes in the 2015 MCCSR Guideline to have any material impact on its MCCSR ratio when the new rules take effect.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 75

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2014. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2014, we have two reinsurance arrangements with affiliated reinsurance captives, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. In 2013, we completed the restructuring of a reinsurance arrangement, transitioning from a captive reinsurer domiciled outside of the U.S. to one domiciled in Delaware for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance captive is supported by a guarantee from SLF Inc. The Vermont reinsurance captive was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont captive structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2014 AIF under the heading Security Ratings.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2015 and December 31, 2013. SLF Inc. is not assigned a financial strength rating.

	Standard & Poor’s	Moody’s	A.M. Best	DBRS
January 31, 2015	AA-	Aa3	A+	IC-1
December 31, 2013	AA-	Aa3	A+	IC-1

All rating agencies currently have stable outlooks on Sun Life’s financial strength ratings. Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2014:

•	March 18, 2014 – Standard & Poor’s affirmed the financial strength rating with a stable outlook.
•	May 1, 2014 – A.M. Best affirmed the financial strength rating with a stable outlook.
•	July 29, 2014 – Moody’s affirmed the financial strength rating with a stable outlook.
•	December 17, 2014 – DBRS affirmed the claims paying ability rating with a stable outlook.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized assets under management held by these non-consolidated structured entities were $15 million as at December 31, 2014, compared to $22 million as at December 31, 2013.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remains on our Consolidated Statement of Financial Position. Additional information on this program can be found in Note 5 to our 2014 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2014, we loaned securities with a carrying value of $1.4 billion for which the collateral held was $1.5 billion. This compares to loaned securities of $1.4 billion, with collateral of $1.5 billion as at December 31, 2013.

76 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 24 to our 2014 Annual Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this MD&A under the heading Operational Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2014 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 77

when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under CALM, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

78 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking statements. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2014 and as at December 31, 2013. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2014 and December 31, 2013. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2014 and December 31, 2013.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this MD&A under the heading Market Risk Sensitivities. The following table summarizes the impact these sensitivities would have on our net income from Continuing Operations.

Critical Accounting Estimate	Sensitivity	2014	2013
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(400)	(300)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(100)
	50 basis point parallel increase in interest rates across the entire yield curve	50	100
	100 basis point parallel increase in interest rates across the entire yield curve	100	150
Equity Markets	25% decrease across all equity markets	(250)	(250)
	10% decrease across all equity markets	(50)	(100)
	10% increase across all equity markets	50	50
	25% increase across all equity markets	150	150
	1% reduction in assumed future equity and real estate returns	(380)	(360)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(30)	(25)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(105)	(90)
Morbidity	5% adverse change in the best estimate assumption	(150)	(130)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(240)	(210)
	10% increase in the termination rate – where more terminations would be financially adverse	(100)	(80)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(155)	(140)

Fair Value of Investments

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 79

losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, and location of each property. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

80 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 to our 2014 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 to our 2014 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $82 million and $928 million for the year ended December 31, 2014, respectively, compared to $192 million and $1,092 million, respectively, for the year ended December 31, 2013. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was $34 million as at December 31, 2014 compared to $11 million as at December 31, 2013.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2014 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

No impairment charges were recognized in 2014. We had a carrying value of $4.1 billion in goodwill as at December 31, 2014. Additional information on goodwill can be found in Note 10 of our 2014 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 81

for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. No impairment charges were recognized in 2014.

As at December 31, 2014 our finite life intangible assets had a carrying value of $629 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $266 million as at December 31, 2014. The value of the indefinite life intangible assets reflected fund management contracts.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2014, our net deferred tax asset in the Consolidated Statements of Financial Position was $1,075 million, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are available to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 26 of our 2014 Annual Consolidated Financial Statements.

Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2014 Annual Consolidated Financial Statements.

82 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis

New and Amended International Financial Reporting Standards Adopted in 2014

We have adopted the following new and amended IFRS in the current year.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21: Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have a material impact on our Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 (“IAS 39”). Under these narrow-scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In December 2013, the IASB issued Annual Improvements 2010-2012 Cycle and Annual Improvements 2011-2013 Cycle which includes amendments to seven and four IFRSs, respectively. These amendments provide clarification guidance to IFRS that address unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after July 1, 2014 or transactions occurring after that date. We adopted these amendments to the extent they affected transactions that occurred after July 1, 2014. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

Amended International Financial Reporting Standard to be Adopted in 2015

The following amended IFRS was issued by the IASB and is expected to be adopted by us in 2015.

In November 2013, Defined Benefit Plans: Employee Contributions was issued to amend IAS 19 Employee Benefits. These narrow-scope amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. These amendments are effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. We do not expect the adoption of these amendments to have an impact on our Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2016 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2016 or later.

In May 2014, Accounting for Acquisitions of Interests in Joint Operations was issued, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, Clarification of Acceptable Methods of Depreciation and Amortization was issued, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Insurance and investment contracts are not in scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. A new model for hedge accounting aligns hedge accounting with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2014, Disclosure Initiative was issued, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2014 83

Future Accounting Changes

On June 2013, the IASB issued its second exposure draft on Insurance Contracts. The IASB continued its deliberations on the comments received on this exposure draft during 2014 and we continue to monitor the developments related to this new standard. The IASB expects to complete its deliberations in 2015 and issue a final standard by the end of that year. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard, and not before 2019.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and CFO and Executive Vice-President, Corporate Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2014, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2014.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our internal control over financial reporting, as of December 31, 2014, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2014. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2014 and ended December 31, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 24 of our 2014 Annual Consolidated Financial Statements.

84 Sun Life Financial Inc. Annual Report 2014	Management’s Discussion and Analysis